MERCER



2003 Annual Report
A Year of Construction

03

Mercer International Inc. operates a number of pulp and paper production facilities in Germany. The Company conducts its pulp operations through Zellstoff-und Papierfabrik Rosenthal GmbH & Co. KG and its affiliates ("Rosenthal"), which operates Germany's only Northern Bleached Softwood Kraft (NBSK) market pulp mill near Blankenstein, Germany. Mercer conducts its paper operations through Dresden Papier GmbH and its affiliates ("DP"), which is increasingly focused on high-value-added specialty papers. All Mercer's pulp and paper operations are conducted through wholly owned subsidiaries.

Mercer is a 63.6% owner of Zellstoff Stendal GmbH ("Stendal") that is completing construction of a large new market NBSK pulp mill near Stendal in northern Germany. The Company's shares trade on the National Market of the NASDAQ Stock Exchange ("MERCS") and on the Toronto Stock Exchange ("MRI.U").

The imminent completion of Mercer's new pulp mill at Stendal positions our company as a leading producer of market kraft pulp in continental Europe – as well as one of the most modern, efficient and globally competitive ones.

The following table sets forth selected historical financial and operating data as at and for the periods indicated. Effective January 1, 2002, we changed our reporting currency from the U.S. dollar to the Euro. Accordingly, the following selected financial data for periods prior to the year ended December 31, 2002 has been restated in Euros and reclassified to conform with the current year's presentation. The following selected financial data is qualified in its entirety by, and should be read in conjunction with, our consolidated financial statements and related notes and "Management's Discussion and Analysis" contained in this annual report.

Selected historical financial data as at and for the period ended December 31, 1999 is set out below. Management believes that the financial data relating to 1999 does not provide a meaningful comparison of financial and operating data to the other periods shown below. In 1999, the Rosenthal mill was shut down from July to December while we completed a major capital project which converted the Rosenthal mill to the production of kraft pulp from sulphite pulp and increased its annual production capacity from approximately 160,000 tonnes to approximately 300,000 tonnes. Between 1998 and 2000, we owned and operated an additional four paper mills that produced packaging, carton and printing papers which have been divested pursuant to our strategy to focus on our core operations.

(Euro in Thousands, other than per Share and per Tonne Amounts)

Year Ended December 31,	2003(1)	2002(1)	2001(1)	2000	1999(2)
Statement of Operations Data					
Revenues	€ 194,556	€ 239,132	€ 216,447	€ 258,883	€ 121,639
Cost of sales	179,690	213,463	184,679	193,704	110,120
Gross profit	14,866	25,669	31,768	65,179	11,519
Income (loss) from operations	(4,541)	(1,145)	13,332	49,665	(9,527)
Net income (loss)	(3,593)	(6,322)	(2,823)	32,013	(35,773)(3)
Net income (loss) per share,					
Basic	€ (0.21)	€ (0.38)	€ (0.17)	€ 1.91	€ (2.18)(3)
Diluted	€ (0.21)	€ (0.38)	€ (0.17)	€ 1.87	€ (2.18)(3)
Weighted average shares outstanding (in thousands),					
Basic	16,941	16,775	16,875	16,779	16,390
Diluted	16,941	16,775	16,875	17,144	16,390
Balance Sheet Data					
Current assets	€ 128,401(4)	€ 96,217	€ 93,212	€ 98,881	€ 68,674
Current liabilities	177,348	89,889	77,668	70,493	115,413
Working capital	(48,947)	6,328	15,544	28,388	(46,739)
Total assets	935,905(5)	599,750(5)	429,593	429,724	452,932
Long-term liabilities	625,702(6)	384,892(6)	220,312	225,734	235,154
Shareholders' equity	132,855	124,969	131,613	133,497	102,365
Other Data					
Pulp Operations(7):					
Pulp sales	€ 126,594	€ 130,173	€ 146,245	€ 159,713	€ 37,622
Sales volume (tonnes)	303,655	293,607	285,654	239,552	94,523
Productivity (tonnes produced per day)	898	887	876	736	469
Cash production costs (per tonne sold)(8)	€ 307	€ 312	€ 342	€ 353	€ 412
Income (loss) from operations	€ 127	€ 1,838	€ 18,610	€ 49,594	€ (4,152)
Depreciation	€ 21,881	€ 21,567	€ 21,422	€ 20,481	€ 4,607
Average price realized (per tonne)	€ 417	€ 443	€ 512	€ 667	€ 398
Dividends:					
Cash dividends	–	–	–	–	€ 789
Cash dividends per share	–	–	–	–	€ 0.05
Cash dividends ($)	–	–	–	–	$ 834
Cash dividends per share ($)	–	–	–	–	$ 0.05

(1) We acquired the specialty paper mill in Landqart effective December 2001 and we reorganized our interest in Landqart at the end of 2002. Results from the Landqart mill are not included in our results for 2001, but are included for 2002. The Landqart mill sold approximately 18,613 tonnes for approximately €43.2 million in 2001 and approximately 18,222 tonnes for approximately €39.7 million in 2002. As of December 31, 2002, our interest in the Landqart mill is no longer consolidated and is included in our financial results on an equity basis in 2003.
(2) The Rosenthal mill was shut-down from July to December 1999 in connection with its conversion from sulphite to kraft pulp production.
(3) Net loss before a special charge was €15.0 million, or €0.91 per share.
(4) We have applied for grants from the federal and state governments of Germany and had claims of €82.1 million outstanding at December 31, 2003, which we expect to receive in 2004. However, in accordance with accounting policies, we do not record these grants until they are received.
(5) Includes approximately €503.2 million and €186.6 million related to properties construction in progress at the site of the Stendal mill for 2003 and 2002, respectively.
(6) Includes approximately €367.4 million and €176.6 million related to construction in progress at the site of the Stendal mill for 2003 and 2002, respectively.
(7) Excluding intercompany sales.
(8) Cash production costs per tonne sold are determined by subtracting depreciation and shipping and handling costs for cost of sales for the pulp segment divided by sales volume.

Mercer is pleased to report that we successfully carried out our major plans for 2003, and the company's long-term strategy remains on track to achieve our goals. The Rosenthal mill continues to exceed expectations, and produced approximately 310,000 tonnes of pulp last year, thanks partly to minor ongoing capital investments that have allowed us to achieve incremental efficiencies. This level of production is well above the mill's nominal capacity of 285,000 tonnes. In the paper segment, the weaker economic situation in Europe led to soft prices and unfavorable conditions in the paper markets, and this had some effect on our operations and profitability.

Our major greenfield pulp mill project at Stendal, which will nearly triple the company's pulp production capacity, is on schedule for completion in the third quarter of 2004, and is expected to ramp up to full production around the end of the year. Applying our ambitious construction schedule, we were able to celebrate the roof-topping ceremony in August, one year after the groundbreaking ceremony in August 2002. Stendal is the centerpiece of our long-term growth strategy, and will make Mercer a dominant competitor in the European NBSK market pulp market, with one of the largest and most modern kraft pulp production facilities on the European continent. (Please see the detailed article on Stendal elsewhere in this report.)

Financially, Mercer benefited by some of the year's developments in global market conditions, though their overall effect on our competitive position was probably not large. A significant decline in the US dollar and recovering pulp demand in the USA and Europe led to much better dollar prices for pulp; but the exchange rate between the US dollar and Euro reduced the Euro price for pulp. The dollar's decline contributed to Mercer realizing a gain of €28.5 million on currency derivatives we used to manage currency and interest rate risks.

The effect of the US dollar's decline on our competitive position is more complex. US pulp producers produce only about 10% of the world's NBSK-grade pulp, and export little or none of it to the markets we supply. Canadian and European producers account for about 80% of NBSK production, and we consequently consider the Canadian producers our principal competitors. The Canadian dollar moved fairly closely with the Euro against the US dollar, and although the Canadian dollar's move was not as strong as the Euro's, we believe the relative competitive positions have remained intact.

Overall, European pulp market conditions appear to be stable or slowly improving in 2004. Mercer continues to sell 40%-50% of our pulp and paper production into the German market, with the remainder going to other countries in Europe. In the mid- to longer term, we believe global economic and technological trends predict a resumption of growth in pulp demand at the long-term average rate of 2%-3% per year, with little prospect for expansion of softwood pulp production. While hardwood pulp production is increasing in tropical countries, hardwood's shorter fibers yield a softer, weaker grade of pulp that requires reinforcement with long-fibered softwood pulp to give strength to the final paper products.

The shift to more investment-friendly environments in China, India and Eastern Europe over the past few decades indicates that the rapid growth rates achieved in those countries in recent years may be sustainable in the long term. In addition, many developing countries have improved their financial and economic health, reducing external debt loads and building stronger, more competitive trading economies. Three linked and mutually reinforcing trends are driving increased demand for pulp not only in China, India and Eastern Europe, but also in many developing countries:

First, broad economic growth and increased manufacturing activity boosts demand for packaging papers, as well as making printed matter of all kinds more affordable.

Second, rising literacy rates increase demand for printing papers, first for schoolbooks, and later for magazines, newspapers and other print advertising media.

Third, advancing technology makes it easier and easier to publish, again increasing demand for printing papers. Indeed, publishing is becoming so easy that some commentators have warned of a coming "plague of bad books," as eager authors are empowered to do on their own what used to be done for them by vanity presses. Bad books may be bad news for the literati, but good news for pulp producers.

Mercer believes that these trends are firmly and widely established, and that over time global pulp demand, especially for NBSK-type kraft pulp, will resume its upward trend. By investing in increased production capacity, first at Rosenthal and now at Stendal, Mercer has positioned itself to supply some of this increased demand for many years to come.

On Behalf of the Board,

Jimmy Lee,
President and CEO

The Foundation stone event for Stendal, 26.08.02. Top: Jimmy SH Lee, president of Mercer International. Below: Gerhard Schröder, Chancellor of Germany.



Stendal's approximately 550,000 tonnes per year will nearly triple Mercer's pulp production capacity and aid the company's vertical integration into fiber supply, transport and forestry.



STENDAL: MERCER JOINS MAJOR MARKET SOFTWOOD PULP PRODUCERS

Stendal's capacity of approximately 550,000 tonnes per year, combined with Rosenthal's enhanced production capacity of approximately 300,000 tonnes per year (a total of approximately 310,000 tonnes were actually produced at Rosenthal in 2003) will increase Mercer's total pulp production capacity to over approximately 850,000 tonnes per year, putting the company within striking distance of the 1 million-tonne-per-year class of producers.

The Stendal mill will be the newest and most modern pulp mill in Europe. It has been designed on a larger scale than previous generations of European pulp mills in order to take advantage both of the latest technological advances and of the expanding regional markets resulting from both German reunification and the European Union's eastward expansion. New countries entering the Union include Poland and the Czech Republic, both on the border of eastern Germany where the Stendal and Rosenthal facilities are located, as well as other former Soviet-bloc countries. Like Germany at the time of reunification, these new EU members lack a domestic capability to produce top-quality, internationally competitive softwood kraft pulp, and are therefore expected to provide rapidly growing markets for Stendal's pulp for many years to come. Previous experience when other countries such as Portugal and Spain gained admittance to the EU shows that growth in consumption demand in these countries will likely be rapid, and will lead the growth in globally competitive production to satisfy it.



ENGLAND
Stendal
GERMANY
POLAND
Rosenthal
CZECH REP.
FRANCE
SLOVAKIA
SWITZERLAND
AUSTRIA
HUNGARY
SLOVENIA
CROATIA
ITALY
BOSNIA HERT.
SPAIN
YUGOSLAVIA


BEIDSEITIG

THREE STEPS CREATE A PULP AND PAPER INDUSTRY SUCCESS STORY

The first step on the road that led to Mercer's emergence as a major market pulp producer was the company's initial entry into the pulp and paper industry a decade ago, when it acquired pre-existing state-owned production facilities in eastern Germany that were privatized following reunification. Crafting an extensive structure of agreements with multiple levels of government, financing sources, employee unions and other stakeholders, Mercer undertook to manage the transition of these facilities from their place in the former state-controlled, planned economy to a competitive, market-based economy while maintaining production, jobs, and the existing industrial base. Mercer fully satisfied its obligations under these agreements in previous years, and will satisfy the remaining employment obligations related to the Rosenthal mill grants next year.

The second step on Mercer's growth path was the Rosenthal conversion project, which replaced an increasingly uncompetitive and environmentally stressed facility producing lower-value sulphite pulp with a far cleaner, state-of-the-art mill of nearly doubled capacity, producing the more valued sulphate kraft pulp. Completed in 1999, the Rosenthal conversion project gave Germany its first sulphate kraft market pulp mill of the post-war period. To date, the project has been a comprehensive success, and the mill has been producing above its rated capacity.

Mercer's success with the Rosenthal conversion proved to the pulp and paper industry, governments, and the investment, banking and finance communities that the company had the ability to bring a complex project home successfully, on time and on budget, and to operate it profitably. This was a crucial step that allowed Mercer to take the lead in the much larger Stendal venture. Because it is a greenfield project with none of the simultaneous construction and cutover complications of Rosenthal, the Stendal mill may, in many respects, be considered to be a simpler, more straightforward, and therefore less risky project than Rosenthal.



Mercer is the majority (63.6%) and operating partner in the Stendal mill. The other partners are RWE (29.4%), a subsidiary of a major German utility company that is highly experienced in pulp mill construction, and AIG (7.0%), a real estate company that owns the balance of the 1250-acre industrial park where the Stendal mill is located. RWE has full responsibility for construction of the mill, including planning, design, engineering, procurement, construction and testing. To date there have been no significant deviations from either the planned schedule or the projected budget.

Steering the Stendal project to successful completion and start-up this year will be the highly significant third step in the company's growth: the creation and efficient management of this major new greenfield production facility. This project has already won an award from the European professional banking organization for best project financing structure of 2002, and its success will demonstrate that Mercer has significantly matured since it first acquired its formerly state-owned pulp and paper operations.





Stendal: €1.0 billion + 65,000 man-days of engineering + 40,000m^3 of concrete +100 kilometers of piping + 300,000 man-days of construction + 180 different contractors and subcontractors + 2700 construction workers on site at once



LOCATION PROVIDES MULTIPLE ADVANTAGES



The Stendal mill's location in northeastern Germany is ideal, taking advantage of the conjunction of three important pulp business opportunities there: a large, high-quality, sustainable, and under-utilized fiber resource; a substantial, high-quality, and under-utilized labor resource strongly motivated to catch up to western Germany; and a large local pulp market currently supplied mainly by imports.

The distance between Stendal and Rosenthal is also optimal: the two mills' fiber supply catchment areas touch, and they are close enough to gain useful synergies in maintenance, procurement of chemical stocks, inventory management and staffing. While the expiration of Mercer's job guarantee agreements at Rosenthal next year may allow some modest rationalization at Rosenthal, a number of staff there will also be moving to Stendal, where the greater scale of operations will present them with a new frontier of challenges and upward mobility.

In addition to these advantages, Stendal is located on the extensive canal network that traverses the lowland areas stretching along the Baltic and North Sea coasts through Poland, Germany and the Netherlands. Although North Americans are more accustomed to truck and rail transport systems, European canals are much more than a quaint relic of centuries past: they provide a significant amount of low-cost, fuel-efficient and environmentally friendly transport, especially for heavy and/or bulky non-perishable goods like wood fiber and pulp. The German government consequently makes ongoing investments in maintaining and upgrading its canal network to ensure it continues to serve shippers efficiently. Stendal expects to make extensive use of its proximity to the canal network both in acquiring chips and pulp logs from fiber suppliers and in shipping out finished pulp products to customers.


MARIENBERG

The German canal system gives Stendal access to economical and environmentally benign transport infrastructure that is ideal for shipping heavy, bulky goods including process chemicals, roundwood, chips and pulp.



AMBITIOUS FIBER SUPPLY AND TRANSPORTATION PLANNED

The Stendal project is also the base Mercer will use to integrate vertically into transportation and forestry, rather than just purchasing fiber from suppliers. The company expects to achieve significant economies in fiber procurement by harvesting a portion of the wood supply for its new mill itself, in both public and privately owned forests within a radius of approximately 240 km of the mill. Arrangements are being made to engage tree-harvesting staff, lease harvesting equipment, and ready a fleet of trucks in time to supply chips and roundwood for the mill's anticipated start-up in the second half of this year. These operations will make Mercer much more of an integral participant in the Stendal region's economic and community life than has been the case to date at its other facilities.

The company has identified forestry, in particular, as a promising area of vertical integration. Unlike the situation in many other countries, especially Canada, German forests have in many cases been privately owned for generations if not centuries; consequently, harvesting infrastructure such as road networks are often already in place, ready to be used. This saves the cost of building them anew each time trees are harvested.

While the challenges of building and operating such a large and technically advanced new pulp mill as Stendal are significant, the opportunities for growth inherent in the project are at least as significant, and highly compelling. Mercer is currently on track both to meet the challenges and to profit from the opportunities, as befits the corporate vision and ambition the Stendal project exemplifies.


Transport canals
Fiber supply areas
Schleswig-Holstein
Mecklenburg-Vorpommern
Niedersachsen
STENDAL
350 km
Brandenburg
Sachsen-Anhalt
Nordrhein-Westfalen
Sachsen
Thüringen
Hessen
ROSENTHAL
200km
Rheinland-Pfalz
Saarland
Bayern
Baden Württemberg

Different species mixes in the Rosenthal and Stendal fiber supply areas mean that the two mills will be producing complementary grades of NBSK pulp, allowing Mercer to serve all our customers' needs more efficiently.





Pulp Operations

Mercer's market kraft pulp mill at Rosenthal continued to perform well in 2003, with pulp production of 310,000 tonnes again exceeding the mill's nominal capacity. Investments in a number of small capital improvements allowed Rosenthal to achieve incremental increases in productivity and efficiency. Through a focused technical and marketing effort, the company has increased the proportion of reinforcement fibers in its product mix from 16% in early 2000 to approximately 41% by the end of 2003. Reinforcement-grade kraft pulp is considered the highest grade, and usually commands the highest price.

Pulp sales revenue for 2003 totaled €127 million on volume of 304,000 tonnes, down 2.3% from €130 million on volume of 294,000 tonnes in 2002. Overall, US dollar prices for pulp firmed in 2003, settling considerably above the average price of US$463 per tonne in 2002 as inventories declined and the American and European economies improved. Prices reached $560 per tonne by December 2003 and have continued to rise in early 2004, reaching $590 in February. Producers have already announced a further price increase of $15-$30 to be implemented later in the year (update at press time: this increase appears to be going through).

However, the Euro strengthened against the US dollar by approximately 17% in 2003, with the result that Euro prices for pulp have actually declined. The average realized price for Rosenthal's pulp in 2003 fell to €417 from €443 in 2002, a decline of nearly 6%. This Euro price decline adversely affected Mercer's profitability for the year, despite the fact that Rosenthal was able to reduce its total cash production costs again in 2003 to just €307 per tonne, €5 less than €312 for 2002 and €35 lower than 2001's average of €342. The effect of the realized price decline was in part offset by a net gain of approximately €28.5 million on our various foreign currency derivatives in 2003.


Rosenthal Kraft





Rosenthal has established and is enlarging its own in-house fiber procurement division: a long-standing major fiber supply agreement with SCA Holz expired in April 2003, and was not renewed. Rosenthal's own transportation division now operates a fleet of approximately 50 trucks to supply the mill with fiber, gaining transport economies on the one-half of Rosenthal's fiber that is now brought to the mill in the company's own trucks. Rosenthal consumed 1.7 million cubic meters of fiber in 2003, two-thirds of it sawmill chips and the rest pulpwood.

Paper Operations

Mercer's paper mills at Heidenau and Fährbrücke produce specialty and printing and writing papers primarily for European customers. Heidenau produces coated and uncoated wallpaper and non-woven wallpaper base, while Fährbrücke produces greaseproof papers for food packaging, décor papers, and printing and writing papers. Mercer continues to upgrade its paper operations to target higher-margin, higher-value-added specialty markets. In line with that strategy, capital investment in our paper operations reached €7.8 million in 2003, up from €5.4 million in 2002 and €2.7 million in 2001. Part of this expenditure was to replace or repair flood-damaged equipment, and has been or will be reimbursed through grants under a German government flood reconstruction program established after major floods in the summer of 2002.

At the end of 2001, Mercer acquired a Swiss specialty paper maker, Landqart AG, whose sales and production results were included in the totals for 2002. However, the company transferred 20% of its interest in Landqart at the end of 2002 and reorganized its remaining interest so that Landqart's results are no longer consolidated with Mercer's results for 2003. As the results of the company's paper operations for 2003 are not directly comparable to the results for 2002 due to the reorganization of the company's interest in Landqart, the following comparisons are to 2001. Total paper production volume declined 8% from 2001 to 2003, down 5,000 tonnes from 67,000 tonnes to 62,000 tonnes. This was accompanied by a decline in paper sales revenue of 5%, from €59 million in 2001 to €56 million in 2003.

Financial Results

For a discussion of Mercer's financial results see the Management Discussion and Analysis section beginning on page 29.



Fiber supply and transport have become key areas where Mercer is achieving economies through vertical integration.



Mercer has invested to gain efficiencies and produce greater added value at our specialty paper mills in Heidenau (pictured) and Fährbrücke.

The following charts illustrate the geographic distribution of our revenues for the periods indicated:

YEAR ENDED DECEMBER 31,



2003
Germany 44.0%
Eastern Europe and Other 14.0% (1)
European (2) Union 16.4%
Italy 25.6%
2002
Germany 39.0%
Eastern Europe and Other 26.9% (1)
European (2) Union 13.9%
Italy 20.2%
2001
Germany 46.1%
Eastern Europe and Other 18.8% (1)
European (2) Union 10.7%
Italy 24.4%

(1) Sales from the Landqart mill, which were made predominantly in the Swiss market, which is not part of the European Union, are not included for 2003 or 2001, but are included for 2002.

(2) Not including Germany or Italy.

Sales, Marketing and Distribution

The distributions of our pulp and paper sales volume and revenues by product class and of revenues by geographic area are set out in the following table for the periods indicated:

	2003	2002	2001
Sales Volume by Product Class (Tonnes)			
Pulp(1)	303,655	293,607	285,654
Papers			
Specialty papers	40,621	61,727(2)	40,437(2)
Printing papers	21,397	23,195	26,815
Total papers	62,018	84,922	67,252
Total(1)	365,673	378,529	352,906
Revenues by Product Class (In Thousands)			
Pulp(1)	€ 126,594	€ 130,173	€ 146,245
Papers			
Specialty papers	40,082	79,358(2)	35,959(2)
Printing papers	15,780	18,352	22,797
Total papers	55,862	97,710	58,756
Total(1)	€ 182,456	€ 227,883	€ 205,001
Revenues by Geographic Area			
Germany	€ 80,306	€ 88,809	€ 94,486
Italy	46,609	46,027	50,016
European Union(3)	29,936	31,631	21,938
Eastern Europe and Other	25,605	61,416	38,561
Total(1)	€ 182,456	€ 227,883	€ 205,001

(1) Excluding intercompany sales volumes of 5,527, 10,768 and 10,447 tonnes of pulp and intercompany net sales revenues of €2.3 million, €4.9 million and €5.8 million for the years ended December 31, 2003, 2002 and 2001, respectively.

(2) In December 2001, we acquired Landqart for approximately $2.7 million. Sales from the Landqart mill are not included in our results for 2001, but are included for 2002. The Landqart mill sold approximately 18,222 tonnes for €39.7 million in 2002. At the end of 2002, we transferred 20% of our interest in Landqart and reorganized our remaining interest into an indirect 39% minority interest through a limited partnership without recognizing a gain or loss. As of December 31, 2002, our interest in the Landqart mill is no longer consolidated and is included in our financial results on an equity basis in 2003.

(3) Not including Germany or Italy.

A large proportion of our kraft pulp sales in western Europe were historically handled through a sales agency agreement with Oy Metsä Botnia Ab ("Metsä"), a member of the M-Real Group of Finland which operates a number of different paper mills. Sales and marketing in other countries were conducted by our own sales staff and through independent agents. We chose not to renew our sales agency agreement with Metsä when it expired in December 2002. In 2003, we successfully placed with other customers all of the volumes formerly sold to the M-Real Group. We are now conducting all sales and marketing of our kraft pulp internally through our sales staff and through independent agents. We believe that this allows us to better coordinate our pulp sales and results in reduced sales and marketing costs due to reduced third-party fees in the distribution of our products. In addition, the Stendal mill is establishing a sales and marketing division that will be responsible for conducting all sales and marketing of the kraft pulp produced at the mill. We expect approximately eight people to be employed in this division. We intend to coordinate and integrate the sales and marketing activities at the Rosenthal mill and Stendal mill to realize a number of synergies between them. These include reduced overall administrative and personnel costs and coordinated selling, marketing and transportation activities. When the Stendal mill is fully operational, we expect to sell most of its kraft pulp production in continental Europe.

The Rosenthal mill is the only market kraft pulp producer in Germany, which is one of the leading import markets for kraft pulp in western Europe. We therefore have a material competitive transportation cost advantage compared to North American and Scandinavian pulp producers. Due to the Rosenthal mill's central location, it delivers pulp to customers primarily by truck. Most trucks that deliver goods into eastern Germany generally do not also haul goods out of the region as eastern Germany is primarily an importer of goods. We are therefore able to obtain relatively low freight rates for the delivery of our products to many of our customers. Further, the Rosenthal mill's transportation division handled approximately 9% of the Rosenthal mill's pulp deliveries in 2003. Approximately 37% of our pulp sales in 2003 were to customers or destinations located within a 500 kilometer radius of the Rosenthal mill. As a result, we can generally supply our pulp customers faster than our competitors because of the short distances between the Rosenthal mill and our customers. For our customers in western Europe, we can, if requested, often supply them with pulp within one day of it being ordered. This permits us to be a "just in time" supplier to our customers. When operational, the Stendal mill should also have similar advantages over Norscan producers based upon its location.

Our pulp sales are on customary industry terms. At December 31, 2003, we had no material payment delinquencies. In 2003 one customer that operates a number of paper mills accounted for approximately 11% of our pulp sales. In 2002 one customer accounted for approximately 12% and in 2001 two customers accounted for approximately 22% of our pulp sales. Our pulp sales are not dependent upon a single customer nor upon a concentrated group of major customers.

Our paper sales operations focus primarily on Europe and are responsible for the majority of our paper sales. Our paper sales conducted through agents were approximately 26% of total paper sales in 2003, compared to approximately 27% in 2002 and 30% in 2001. We sell the majority of our paper products to paper converters, printers and wallpaper manufacturers.

Our paper sales are also on customary industry terms. At December 31, 2003, we had no material payment delinquencies. No single customer accounted for more than 10% of our paper sales in 2003, 2002 or 2001. Our paper sales are not dependent upon a single customer nor upon a concentrated group of major customers.


GERMANY
Hamburg
Berlin
Dresden
Frankfurt


STENDAL
Sachsen-Anhalt
Sachsen
HEIDENAU
FÄHRBRÜCKE
Thüringen
ROSENTHAL

PULP		PAPER	
Product: *Bleached kraft pulp* Rated capacity: *300,000 tpy*	Product: *Bleached kraft pulp* Rated capacity: *552,000* tpy* **forcast capacity*	Product: *Pre-impregnated décor papers* *Printing and writing papers and food packing papers* Rated capacity: *40,000 tpy*	Product: *Coated and uncoated wallpaper and Non-woven wallpaper base* Rated capacity: *45,000 tpy*

ROSENTHAL PULP SALES VOLUMES(1)


285,654
293,607
303,655
2000 2001 2002 2003

(1) Excluding intercompany sales volumes of 5,527, 10,768, 10,447 and 1,893 tonnes of pulp in 2003, 2002, 2001, 2000 respectively.

(2) The company converted its pulp mill from the production of sulphite pulp to the production of kraft pulp in 1999 and took approximately 5 months of downtime.

The following discussion and analysis of our financial condition and results of operations as of and for the three years ended December 31, 2003 should be read in conjunction with the consolidated financial statements and related notes included in this annual report. Effective January 1, 2002, we changed our reporting currency from the U.S. dollar to the Euro. Accordingly, our financial statements for the years ended December 31, 2002 and 2003 included in this annual report are stated in Euros and our financial statements for periods prior to the year ended December 31, 2002 included in this annual report have been restated in Euros and reclassified to conform to the current presentation. The following management discussion and analysis of our financial condition and results of operations is based upon the restated financial statements for all periods.

Results of Operations

We operate in the pulp and paper business and our operations are located primarily in Germany. Our manufacturing facilities are comprised of: (a) the Rosenthal mill which produces softwood kraft pulp and has an annual production capacity of approximately 300,000 tonnes; (b) the Stendal project, a "greenfield" project to construct a new, state-of-the-art softwood kraft pulp mill, which is designed to have an annual production capacity of approximately 552,000 tonnes, being implemented by Stendal, our 63.6% owned project subsidiary; and (c) two paper mills which produce specialty papers and printing and writing papers and, based upon their current product mix, have an aggregate annual production capacity of approximately 70,000 tonnes.

Total investment costs in respect of the Stendal project are estimated to be approximately €1.0 billion, the majority of which is being financed under a senior project finance facility (the "Stendal Loan Facility") in the amount of €828 million and arranged with Bayerische Hypo-und Vereinsbank AG ("HVB"). The construction of the Stendal mill commenced in August 2002 and is scheduled to be completed in the third quarter of 2004. Costs, including interest, in respect of the Stendal project are capitalized.

Our financial performance depends on a number of variables that impact sales and production costs. Sales and production results are influenced largely by the market price for products and raw materials, the mix of products produced and foreign currency exchange rates. Kraft pulp and paper markets are highly cyclical, with prices determined by supply and demand. Demand for kraft pulp and paper is influenced to a significant degree by global levels of economic activity and supply is driven by industry capacity and utilization rates. Our product mix is important because premium grades of kraft pulp and specialty papers generally achieve higher prices and profit margins.

Our production costs are influenced by the availability and cost of raw materials, energy and labor, and our plant efficiencies and productivity. Our main raw material is fiber in the form of wood chips and pulplogs for pulp production, and waste paper and pulp for paper production. Fiber costs are primarily affected by the supply of, and demand for, lumber and pulp, which are both highly cyclical. Production costs also depend on the total volume of production. High operating rates and production efficiencies permit us to lower our average cost by spreading fixed costs over more units.

Global economic conditions, changes in production capacity and inventory levels are the primary factors affecting kraft pulp and paper prices. Historically kraft pulp and paper prices have been cyclical in nature. Kraft pulp prices, which had been at historically low levels between 1996 and 1999, rebounded in 2000 as a result of recoveries in Asian economies and a decline in capacity resulting from the shut-down of unprofitable or older mills requiring environmental upgrades. This contributed to tightening inventory levels and list prices increasing to an average of approximately $710 per tonne in the fourth quarter of 2000. However, the decline of North American and European economies in 2001 caused a sharp reduction in paper demand. As a result, producer inventories increased markedly and list price levels eroded to an average of approximately $460 per tonne in late 2001. List prices for kraft pulp averaged approximately $463 per tonne in 2002. The weakening of the U.S. dollar against the Euro and other major currencies and an increase in demand resulting from improving American and major European economies in 2003 resulted in producers increasing list prices for kraft pulp in Europe to approximately $560 per tonne in December 2003 despite relatively high inventory levels. Most producers, including ourselves, announced a price increase for NBSK pulp for February 2004 to approximately $590 per tonne, which was largely implemented.

Our financial performance for any reporting period is also impacted by changes in the U.S. dollar to Euro exchange rate and in interest rates. Changes in currency rates affect our performance because the price for our principal product, NBSK pulp, is generally based on a global industry benchmark that is quoted in U.S. dollars, even though our sales are invoiced in Euros. Therefore, a weakening of the U.S. dollar against the Euro will generally reduce the amount of Euro revenues of our pulp operations. Most of our costs, including our debt obligations, are incurred in Euros. These do not fluctuate with the U.S. dollar to Euro exchange rate. Thus, a weakening of the U.S. dollar against the Euro tends to reduce our sales revenue, gross profit and income from operations.

Changes in interest rates can impact our performance because the indebtedness we incurred under the credit facilities for establishing the Rosenthal and Stendal pulp mills provide for floating rates of interest.

Changes in currency exchange and interest rates can impact both our operating results and certain foreign currency and interest rate derivatives Rosenthal and Stendal use to partially protect against the effect of such changes. Gains or losses on such derivatives are included in our earnings, either as they are settled or as they are marked to market for each reporting period. See "Quantitative and Qualitative Disclosures about Market Risk" contained elsewhere in this annual report.

In order to partially protect against a weakening U.S. dollar, Rosenthal uses derivatives to swap its Euro denominated debt obligations to U.S. dollars (the "Currency Swaps") under a project loan agreement (the "Rosenthal Loan Facility"). Such derivatives effectively converted Rosenthal's loan obligations from Euros into U.S. dollars. Rosenthal's use of U.S. dollar currency derivatives ("Currency Forwards") had provided additional protection and augmented earnings and cash flow during a weakening U.S. dollar environment. We settled these Currency Swaps and Currency Forwards in December 2003. Primarily as a result of the substantial weakening of the U.S. dollar versus the Euro in 2003, we recognized a net gain of approximately €28.5 million on these Rosenthal foreign currency derivatives and certain interest rate derivatives of Rosenthal in the year ended December 31, 2003.

Stendal, as required under its project financing, entered into variable-to-fixed rate swaps (the "Stendal Interest Rate Swap Agreements") to fix the interest rate for the full term of the Stendal Loan Facility. While such swaps effectively fix the interest cost on the Stendal Loan Facility and provide stability with respect to future interest payments, they have kept Stendal from benefiting from the general decline in interest rates in the later part of 2002 and in 2003. These swaps are marked to market on a quarterly basis taking into account, among other things, all future payments and the yield curve. Declining interest rates resulted in a non-cash holding loss of approximately €13.0 million on these swaps in 2003, compared to a non-cash holding loss of approximately €30.1 million in 2002. Stendal also entered into a currency forward contract in connection with the Stendal Loan Facility in the third quarter of 2003. This derivative instrument is also marked to market on a quarterly basis. Primarily as a result of the weakening of the U.S. dollar versus the Euro, a non-cash holding gain of €0.7 million on such currency forward contract was recognized for the year ended December 31, 2003.

Since mid-2003, general trends with respect to interest rates have partially reversed and long-term European interest rates have risen somewhat, while the U.S. dollar has continued to weaken versus the Euro and other major currencies. The weak U.S. dollar has effectively reduced pulp selling prices in Europe. However, the weak U.S. dollar and increased pulp demand resulting from improving American and major European economies has led to higher list prices for kraft pulp in Europe. We would expect the U.S. dollar to remain relatively weak against the Euro in the near term, although generally we would expect our operations to benefit from higher pulp pricing. If higher interest rates continue, the Stendal variable-to-fixed rate swaps may have a mark to market non-cash holding gain in future periods, which may be offset in part by higher interest rates payable on Rosenthal's debt obligations. If the Euro continued to materially strengthen against the U.S. dollar, it could, among other things, result in lower European interest rates. If European interest rates were to so decline, the Stendal variable-to-fixed rate interest swaps would result in further non-cash holding losses in future periods when they were marked to market. See "Quantitative and Qualitative Disclosures about Market Risk" included elsewhere in this annual report.

Selected sales data for each of our last three years is as follows:

Year Ended December 31,	2003	2002	2001
Sales Volume by Product Class (Tonnes)			
Pulp[1]	303,655	293,607	285,654
Papers			
Specialty papers	40,621	61,727[2]	40,437[2]
Printing papers	21,397	23,195	26,815
Total papers	62,018	84,922	67,252
Total[1]	365,673	378,529	352,906
Revenues by Product Class (In Thousands)			
Pulp[1]	€ 126,594	€ 130,173	€ 146,245
Papers			
Specialty papers	40,082	79,358[2]	35,959[2]
Printing papers	15,780	18,352	22,797
Total papers	55,862	97,710	58,756
Total[1]	€ 182,456	€ 227,883	€ 205,001

(1) Excluding intercompany sales volumes of 5,527, 10,768 and 10,447 tonnes of pulp and intercompany net sales revenues of approximately €2.3 million, €4.9 million and €5.8 million in 2003, 2002 and 2001, respectively.

(2) We acquired Landqart, which operates a specialty paper mill, in December 2001 for approximately $2.7 million. As of December 31, 2002, our interest in Landqart is no longer consolidated and is included in our financial results on an equity basis in 2003. Accordingly, sales from the Landqart specialty paper mill are not included in our results for 2001, but are included for 2002. The Landqart mill sold approximately 18,222 tonnes for approximately €39.7 million in 2002.

YEAR ENDED DECEMBER 31, 2003 COMPARED TO YEAR ENDED DECEMBER 31, 2002

In the year ended December 31, 2003, total revenues decreased to €194.6 million from €239.1 million in the year ended December 31, 2002, primarily as the current period does not include the revenues of the Landqart specialty paper mill, which we reorganized in December 2002 and now account for under the equity method. Primarily as a result thereof, pulp and paper revenues decreased to €182.5 million in the current period from €227.9 million in 2002.

Cost of pulp and paper sales in the year ended December 31, 2003 decreased to €179.7 million from €213.5 million in the year ended December 31, 2002, primarily as a result of the deconsolidation of Landqart.

Pulp sales in the current period were €126.6 million, compared to €130.2 million in 2002. U.S. dollar denominated list pulp price increases were mostly offset by a 17% decline in the U.S. dollar against the Euro in 2003. Average list prices for NBSK pulp in Europe were approximately €420 ($440) per tonne at the end of 2002, approximately €441 ($480) per tonne in the first quarter of 2003, approximately €484 ($550) per tonne in the second quarter of 2003, approximately €444 ($500) per tonne in the third quarter of 2003 and approximately €444 ($560) per tonne in the fourth quarter of 2003. Prices further improved to approximately €464 ($590) per tonne in early 2004. Our pulp sales realizations were €417 per tonne on average in the current period, compared to €443 per tonne in 2002. Pulp sales by volume increased to 303,655 tonnes in the current period from 293,607 tonnes in 2002.

Cost of sales and general and administrative expenses for the pulp operations were €136.6 million for the year ended December 31, 2003, compared to €138.9 million for the year ended December 31, 2002. On average, fiber costs for pulp production in the current period generally remained at the same level as in the year ended December 31, 2002. Depreciation within the pulp segment was €21.9 million in the current period, compared to €21.6 million in 2002.

Our pulp operations generated operating income of €0.1 million in the year ended December 31, 2003, compared to operating income of €1.8 million in 2002.

Results for our paper segment during the current period reflect the aforementioned exclusion of the results from the Landqart specialty paper mill, which were included in the results for the prior year. Paper sales in the current period decreased to €55.9 million from €97.7 million in 2002. Sales of specialty papers in the year ended December 31, 2003 decreased to €40.1 million from €79.4 million in the year ended December 31, 2002. Total paper sales volumes decreased to 62,018 tonnes in the year ended December 31, 2003 from 84,922 tonnes in the year ended December 31, 2002. On average, prices for specialty papers realized in the year ended December 31, 2003 decreased by approximately 23.3% as our product mix changed upon the deconsolidation of the Landqart mill, and for printing papers decreased by approximately 6.8%, compared to the year ended December 31, 2002.

Cost of sales and general and administrative expenses for the paper operations decreased to €57.9 million in the current period from €101.0 million in 2002 as a result of lower paper sales. Paper segment depreciation decreased to €2.0 million in the year ended December 31, 2003 from €4.0 million in the prior period.

Our paper operations generated operating income of €0.1 million in the year ended December 31, 2003, compared to an operating loss of €4.5 million in the year ended December 31, 2002.

Consolidated general and administrative expenses decreased to €19.3 million in the year ended December 31, 2003 from €25.0 million in the year ended December 31, 2002, primarily as a result of the exclusion of the results of the Landqart mill and a decrease in professional fees in the current period.

For the year ended December 31, 2003, we reported a loss from operations of €4.5 million, compared to €1.1 million in 2002. Interest expense (excluding capitalized interest of €17.4 million in respect of the Stendal project) in the current period decreased to €11.5 million from €13.8 million in 2002, primarily as a result of lower borrowing costs and lower indebtedness for our operating units. During the current period, we made principal repayments of €13.2 million in respect of the indebtedness of the Rosenthal pulp mill.

Pursuant to the Stendal Loan Facility, Stendal entered into the Stendal Interest Rate Swap Agreements for the full term of the facility to manage the risk exposure with respect to an aggregate maximum amount of approximately €612.6 million of the principal amount of the Stendal Loan Facility. Under these swaps, Stendal pays a fixed rate and receives a floating rate with respect to interest payments calculated on a notional amount. These swaps manage the exposure to variable cash flow risk from the variable interest payments under the Stendal Loan Facility. Stendal also entered into a currency forward contract in connection with the Stendal Loan Facility in the third quarter of 2003. These derivatives are marked to market at the end of each reporting period and all unrealized gains and losses are recognized in earnings for such period. In 2003, we recorded a non-cash holding loss of approximately €13.0 million when these swaps were marked to market at the end of the period, compared to a non-cash holding loss of approximately €30.1 million in 2002. A non-cash holding gain of €0.7 million before minority interests was recognized in respect of the currency forward in the year ended December 31, 2003. We determine market valuations based primarily upon values provided by our counterparties.

In addition, Rosenthal had entered into Currency Swaps to manage its exposure with respect to an aggregate amount of approximately €198.4 million of the principal long-term indebtedness of the Rosenthal mill under the Rosenthal Loan Facility. Rosenthal had also entered into Currency Forwards and forward interest rate and interest cap contracts ("Interest Rate Contracts") in connection with certain indebtedness relating to the Rosenthal mill. The Currency Swaps and the Currency Forwards were settled in December 2003. These derivatives are also marked to market at the end of each reporting period, and all gains and losses are recognized in earnings for such period. Primarily as a result of the weakening of the U.S. dollar versus the Euro, in the current year we recognized a net gain of €28.5 million upon the settlement of the Currency Swaps and Currency Forwards and the mark to market valuation of the Interest Rate Contracts. In 2002, we recognized a net gain of €23.4 million from these derivative contracts.

Minority interest in the year ended December 31, 2003 amounted to €5.6 million and represented the proportion of the loss of the Stendal project allocated to the two minority shareholders of Stendal. Minority interest in the year ended December 31, 2002 amounted to €11.0 million.

Our results for the year ended December 31, 2003 include an adjustment of €5.6 million for the noncash aggregate pre-tax earnings impact of other-than-temporary impairment losses on certain of our available-for-sale securities. This adjustment was recorded in other income (expense) in our consolidated statement of operations. This adjustment did not affect our shareholders' equity since all of our available-for-sale securities are marked to market on a quarterly basis and unrealized gains or losses are reported through the statement of comprehensive income in our financial statements and recorded in other comprehensive income (loss) within shareholders' equity on our balance sheet. Such unrealized gains or losses, the cost base and the current marked to market value of our available-for-sale securities are further described in the notes to our annual financial statements. These were legacy investments and unrelated to our pulp and paper operations and were largely sold in December 2003.

SFAS 115, *Accounting for Certain Investments in Debt and Equity Securities,* EITF 03-1, *The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments,* and SEC Staff Accounting Bulletin 59, *Accounting for Noncurrent Marketable Equity Securities*, provide guidance on determining when an impairment is other-than-temporary, which requires judgment. In making this judgment, we evaluate, among other factors, the duration and extent to which the fair value of an investment is less than its cost; the financial health of and business outlook for the investee, including factors such as industry and sector performance, changes in technology, operational and financing cash flow, the investee's financial position including its appraisal and net asset value, market prices, its business plan and investment strategy; and our intent and ability to hold the investment.

During 2003, we recorded a reserve for potential tax obligations of €3.0 million and an asset write-down of €2.3 million related to the valuation of certain assets in which we have a non-controlling interest as a result of the Landqart reorganization in 2002. No similar reserves or write-downs were recorded in 2002. Our results for 2003 also include a one-time pre-tax charge of approximately €1.0 million for settlement expenses relating to a proxy solicitation and settlement agreement with respect to our 2003 annual meeting.

For the year ended December 31, 2003, we reported a net loss of €3.6 million, or €0.21 per share on a basic and diluted basis, compared to a net loss of €6.3 million, or €0.38 per share on a basic and diluted basis, in the year ended December 31, 2002.

As the Stendal project is currently under construction and because of its overall size relative to our other facilities, management uses consolidated operating results excluding derivative items relating to the Stendal project to measure the performance and results of our operating units. Management believes this measure provides meaningful information for it and securityholders on the performance of our operating facilities for a reporting period. Upon commencement of commercial production, the Stendal project will be evaluated with our other operating units. For the year ended December 31, 2003, we reported a net loss of €3.6 million or €0.21 per share on a diluted basis. If we had excluded items relating to the Stendal project by adding the loss on derivative financial instruments of €13.0 million on the Stendal Interest Rate Swap Agreements to, and subtracting the gain on the currency forward relating to the Stendal Loan Facility of €0.7 million and minority interest of €5.6 million from, the reported net loss of €3.6 million, we would have reported net income of €3.1 million or €0.18 per share on a diluted basis. For the year ended December 31, 2002, we reported a net loss of €6.3 million or €0.38 per share on a diluted basis. If we had excluded items relating to the Stendal project by adding the loss on derivative financial instruments of €30.1 million on the Stendal Interest Rate Swap Agreements to, and subtracting minority interests of €11.0 million from, the reported net loss of €6.3 million, we would have reported net income of €12.8 million or €0.76 per share on a diluted basis. This measure has significant limitations as an analytical tool, and should not be considered in isolation, or as a substitute for analysis of our results as reported under generally accepted accounting principles in the United States ("GAAP").

We generated "Operating EBITDA" of €19.6 million in the current period, compared to Operating EBITDA of €24.5 million in 2002. Operating EBITDA is defined as income (loss) from operations plus depreciation and amortization. Operating EBITDA is calculated by adding depreciation and amortization of €24.1 million and €25.6 million to the loss from operations of €4.5 million and €1.1 million for the years ended December 31, 2003 and 2002, respectively.

Management uses Operating EBITDA as a benchmark measurement of its own operating results, and as a benchmark relative to its competitors. Management considers it to be a meaningful supplement to operating income as a performance measure primarily because depreciation expense is not an actual cash cost, and varies widely from company to company in a manner that management considers largely independent of the underlying cost efficiency of their operating facilities. In addition, we believe Operating EBITDA is commonly used by securities analysts, investors and other interested parties to evaluate our financial performance.

Operating EBITDA does not reflect the impact of a number of items that affect our net income (loss), including financing costs and the effect of derivative instruments. Operating EBITDA is not a measure of financial performance under GAAP, and should not be considered as an alternative to net income (loss) or income (loss) from operations as a measure of performance, nor as an alternative to net cash from operating activities as a measure of liquidity.

Operating EBITDA has significant limitations as an analytical tool, and should not be considered in isolation, or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are: (i) Operating EBITDA does not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments; (ii) Operating EBITDA does not reflect changes in, or cash requirements for, working capital needs; and (iii) Operating EBITDA does not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our outstanding debt. Because of these limitations, operating EBITDA should not be considered as a measure of liquidity or cash available to us to invest in the growth of our business. See the Statement of Cash Flows set out in our consolidated financial statements included elsewhere in this annual report. Because all companies do not calculate Operating EBITDA in the same manner, Operating EBITDA as calculated by us may differ from Operating EBITDA as calculated by other companies.

The following table provides a reconciliation of net income (loss) to (loss) income from operations and Operating EBITDA for the periods indicated:

(Euros in Thousands)

Year Ended December 31,	2003	2002
Net loss	€ (3,593)	€ (6,322)
Minority interest	(5,647)	(10,965)
Income taxes	3,172	(264)
Interest expense	11,523	13,753
Investment income	(1,653)	(436)
Derivative financial instruments	(16,168)	6,679
Impairment of investments	7,825	—
Other non-operating income	—	(3,590)
Loss from operations	(4,541)	(1,145)
Add: Depreciation and amortization	24,105	25,614
Operating EBITDA	€ 19,564	€ 24,469

YEAR ENDED DECEMBER 31, 2002 COMPARED TO THE YEAR ENDED DECEMBER 31, 2001

In 2002, total revenues increased by approximately 10.5% to €239.1 million from €216.4 million in 2001, primarily as a result of increased sales of specialty papers resulting from the acquisition of the Landqart mill in December 2001. In 2002, pulp and paper revenues increased by approximately 11.2% to €227.9 million from €205.0 million in 2001, on a 66.3% increase in paper sales partially offset by an 11.0% decrease in pulp sales.

Costs of sales in 2002 increased to €213.5 million from €184.7 million in 2001, primarily as a result of higher revenues.

Pulp sales in 2002 decreased to €130.2 million from €146.2 million in 2001, as global economic weakness and high producer inventory levels lead to lower prices. List prices for kraft pulp in Europe decreased from approximately €528 ($470) per tonne at the end of 2001 to approximately €420 ($440) per tonne at the end of the fourth quarter of 2002, before improving in early 2003 due primarily to supply disruptions. Our pulp sales realizations in 2002 decreased to €443 per tonne from €512 per tonne in 2001 as a result of such lower sales prices and the weaker dollar versus the Euro during 2002 compared to the prior period. Pulp sales by volume increased to 293,607 tonnes in 2002 from 285,654 tonnes in 2001, when we had 19 days of unscheduled technical downtime at the Rosenthal mill.

Cost of sales and general and administrative expenses for our pulp operations decreased to €138.9 million in 2002 from €140.4 million in 2001 despite higher production and sales volumes. On average, our per tonne fiber costs for pulp production decreased by approximately 5.8% in 2002 compared to 2001 primarily because of lower fiber costs. Additionally, efficiency improvements at the Rosenthal mill also reduced energy and chemical costs relative to 2001. Depreciation was €21.6 million in 2002 compared to €21.4 million in 2001. In 2002, our average per tonne production costs (excluding depreciation) were reduced by approximately 9% compared to 2001.

Our pulp operations generated €1.8 million of income from operations in 2002, compared to €18.6 million in 2001.

Paper sales in 2002 increased to €97.7 million from €58.8 million in 2001. Sales of specialty papers in 2002 increased to €79.4 million from €36.0 million in 2001 as a result of the inclusion of the results of the Landqart mill, which contributed sales volumes of 18,222 tonnes in 2002. Excluding Landqart, our sales volumes for these grades increased to 43,505 tonnes in 2002 from 40,437 tonnes in 2001. This increase in specialty paper sales is largely the result of our strategy to focus on niche products. In response to market conditions, we adjusted our product mix to more specialty products at our Heidenau mill where volumes of printing papers decreased to 23,195 tonnes in 2002 from 26,815 in the prior period. On average, prices for specialty papers realized in 2002 increased by approximately 44.6% and for printing papers decreased by approximately 6.9%, compared to 2001.

Cost of sales and general and administrative expenses for our paper operations increased to €101.0 million in 2002 from €61.7 million in 2001 as a result of the inclusion of Landqart. This increase was partially offset by lower raw material prices, particularly for virgin pulp and waste paper as compared to 2001. Furthermore, the flooding experienced at our Heidenau and Fährbrücke paper mills in August 2002 resulted in a period of reduced production and increased costs. Depreciation increased to €4.0 million in 2002 from €1.5 million in the prior year, as a result of the inclusion of Landqart.

A loss from operations of €4.5 million was recorded by our paper operations in 2002 relative to a €2.5 million loss from operations in 2001.

General and administrative expenses increased to €25.0 million in 2002 from €18.4 million in 2001, primarily as a result of the inclusion of the results of the Landqart mill and a foreign exchange transaction loss of €3.0 million in 2002. In 2001, we recorded a foreign exchange transaction gain of €3.4 million.

We had a loss from operations of €1.1 million in 2002, compared to income from operations of €13.3 million in 2001. Interest expense (excluding capitalized interest of €3.1 million in respect of the Stendal project) in 2002 decreased to €13.8 million from €16.2 million in 2001, primarily as a result of repayments made on outstanding indebtedness.

We recognized a holding loss of €30.1 million before minority interests in respect of the Stendal Interest Rate Swap Agreements for the year ended December 31, 2002. See "Quantitative and Qualitative Disclosures about Market Risk" included elsewhere in this annual report.

During 2002, we settled two Currency Swaps which were entered into earlier in the year to realize gains. We then subsequently re-entered into two Currency Swaps and one of them was settled and a gain was realized in December 2002. In addition, we have entered into Currency Forwards and Interest Rate Contracts in connection with certain indebtedness relating to the Rosenthal mill. These derivatives are also marked to market at the end of each reporting period and all gains and losses are recognized in earnings for a reporting period. In 2002, we realized a total gain of €23.4 million from these derivative contracts. See "Quantitative and Qualitative Disclosures about Market Risk" included elsewhere in this annual report.

Income tax impacts were negligible in both 2002 and 2001 given the pre-tax losses sustained in both years. Minority interest in 2002 amounted to €11.0 million and represented the minority shareholders' interest in the losses of Stendal. There was no minority interest in 2001.

For 2002, we reported a net loss of €6.3 million, or €0.38 per share on a basic and diluted basis, compared to a net loss of €2.8 million, or €0.17 per share on a basic and diluted basis, in 2001.

For 2002, excluding items related to the Stendal project, net income would have been €12.8 million, or €0.76 per share on a diluted basis, which was determined by adding the loss on derivative financial instruments of €30.1 million to, and subtracting minority interest of €11.0 million from, the reported net loss of €6.3 million. As the Stendal project is currently under construction and because of its overall size relative to our other facilities, management uses our consolidated operating results excluding items relating to the Stendal project to measure the performance and results of our operating units. Management believes this measure provides meaningful information on the performance of our operating facilities for a reporting period.

Liquidity and Capital Resources

The following table is a summary of selected financial information for the periods indicated:

(In Thousands)

As at December 31,	2003	2002
Financial Position		
Cash and cash equivalents	€ 51,993	€ 30,261
Working capital	(48,947)(1)	6,328
Properties, net	745,178	441,990
Total assets	935,905(2)	599,750(2)
Long-term liabilities	625,702(3)	384,892(3)
Shareholders' equity	132,855	124,969

(1) We have applied for investment grants from the federal and state governments of Germany and had claims of €82.1 million outstanding at December 31, 2003, which we expect to receive in 2004. However, in accordance with our accounting policies, we do not record these grants until they are received.

(2) Includes approximately €503.2 million and €186.6 million as at December 31, 2003 and 2002, respectively, related to properties construction in progress at the site of the Stendal mill.

(3) Includes approximately €324.2 million and €146.5 million as at December 31, 2003 and 2002, respectively, related to construction in progress at the site of the Stendal mill.

At December 31, 2003, our cash and cash equivalents were €52.0 million, compared to €30.3 million at the end of 2002. We also had €15.2 million of cash restricted to pay construction in progress costs payable and €19.1 million of cash restricted in a debt service account, both related to the Stendal project. In addition, we had €25.1 million of cash restricted in a debt service account relating to the Rosenthal mill. At December 31, 2003, we had a working capital deficit of €48.9 million, primarily because we pre-finance certain governmental grants which we expect to receive under a dedicated tranche of the Stendal Loan Facility but, under our accounting policies, do not record these grants until they are received, as well as Stendal construction in progress costs payable for which we had not drawn down under such facility. At the end of 2003, we had applied for investment grants totaling approximately €82.1 million from the federal and state governments of Germany which we expect to receive in 2004. Approximately €74.0 million of these grants, when received, will be applied to repay the amounts drawn under the dedicated tranche of the Stendal Loan Facility. The grants are not reported in our income and reduce the cost basis of the assets purchased when they are received. At the end of 2003, we had Stendal construction in progress costs payable of €42.8 million which will be paid pursuant to the Stendal Loan Facility in the ordinary course.

In October 2003, we completed the sale of $82.5 million in aggregate principal amount of convertible senior subordinated notes due October 2010. The notes bear interest at a rate of 8.5% per annum and are convertible into our shares of beneficial interest at a conversion price of $7.75 per share. The net proceeds from the offering of approximately $78.4 million were used to repay in full our indebtedness, including fees and accrued interest, under two bridge loan facilities aggregating approximately $66.9 million and the balance was used for general corporate purposes, including working capital.

We expect to continue to generate sufficient cash flow from operations to pay our interest and debt service expenses and meet the working and maintenance capital requirements for our current operations. We currently do not have any revolving credit facilities. From time to time, we have entered into project specific credit facilities to finance capital projects and expect to continue to do so, subject to availability. We expect to meet the capital requirements for the Stendal mill, including working capital and potential losses during start-up, through shareholder advances already made to Stendal, the Stendal Loan Facility, which includes a revolving line of credit for the mill, the receipt of government grants and, when operational, cash flow from operations.

Operating Activities

Operating activities in 2003 provided cash of €31.4 million, compared to €40.4 million in 2002. Net changes in trading securities provided cash of €0.3 million in 2003, compared to €4.4 million in 2002. An increase in receivables due primarily to higher sales in December 2003 used cash of €4.7 million in the current period, compared to a decrease in receivables providing cash of €18.2 million in 2002. An increase in inventories due primarily to the build up of fiber in connection with the start-up of the Stendal mill used cash of €7.5 million in 2003, compared to a decrease in inventories providing cash of €1.7 million in 2002. A decrease in cumulative unrealized gains on derivatives provided cash of €3.8 million in 2003, compared to an increase in the same using cash of €3.3 million in 2002. An increase in accounts payable and accrued expenses provided cash of €1.1 million in 2003, compared to a decrease in the same using cash of €12.7 million in 2002.

Investing Activities

Investing activities in 2003 used cash of €318.5 million, primarily as a result of the acquisition of properties, net of investment grants, of which €316.7 million was attributable to the Stendal project, compared to €195.7 million in 2002, of which €186.6 million was attributable to the Stendal project. Sales of available-for-sale securities provided cash of €6.4 million in 2003.

We have applied for investment grants from the federal and state governments of Germany and have claims of €82.1 million outstanding as of December 31, 2003. We expect to receive the full amount of our currently outstanding claims in 2004. We received investment grants totaling €82.7 million with respect to the Stendal project as at December 31, 2003. In accordance with our accounting policies, we do not record these grants until they are received. These grants reduce the cost basis of the assets purchased with them.

Our paper mills had to replace certain equipment that was damaged as a result of flooding in parts of Germany and other eastern European countries during the third quarter of 2002. The aggregate equipment costs are estimated to be approximately €3.3 million, of which approximately €3.0 million was incurred in 2003. We have applied for German government grants and for assistance under special credit programs instituted by the German government for flooding victims in connection with these costs and for certain repairs required at the paper mil ls as a result of the flooding. As at December 31, 2003, we had received approximately €3.5 million of grants, of which €1.9 million was recognized as income in the current period and the balance has either been deferred or deducted from the cost of property acquired. Although we have received approval for the full amount of these grants and assistance applied for, there can be no assurance that we will receive any unpaid amounts of such grants and assistance.

We are in the process of constructing a wastewater treatment plant at the Fährbrücke mill and have completed reconstructing the landfill at the Rosenthal mill.

In August 2002, we completed financing arrangements for the Stendal project. Total investment costs in connection with the project are approximately €1.0 billion, the majority of which is to be provided under the Stendal Loan Facility. We also contributed approximately €63.5 million to Stendal.

Financing Activities

Financing activities provided cash of €307.1 million in the year ended December 31, 2003. A net increase in indebtedness, primarily related to the Stendal project, provided cash of €299.0 million. An increase in restricted cash used cash of €11.1 million in the current period. We made principal repayments of €13.2 million in connection with the Rosenthal Loan Facility in the year ended December 31, 2003. The issuance of shares in connection with the exercise of options provided cash of €0.9 million in the current period. Financing activities provided cash of €174.7 million in 2002, primarily as a result of a net increase in indebtedness relating to the Stendal project.

In 2003, our paper operations secured two term credit facilities aggregating approximately €2.5 million, which facilities along with certain government grants are being utilized to repair flooding damage suffered by the mills in 2002.

In addition, in 2003, our Fährbrücke paper mill secured three credit facilities aggregating €5.5 million, which facilities along with certain government grants will be utilized to finance equipment and construction costs associated with expanding, adapting and improving the efficiency of the paper machine at the mill. This will also permit the mill to produce pre-impregnated décor paper. As at December 31, 2003, we had utilized an aggregate of approximately €6.0 million of €8.0 million available under these five credit facilities relating to the paper operations.

Our pulp and paper operations were reorganized in 2002 which resulted in a reduction of tax losses being carried forward from December 31, 2001 and these tax losses were fully utilized. For more information, see Note 10 of our consolidated financial statements included in this annual report.

Other than the agreements entered into by Stendal relating to the Stendal project, we had no material commitments to acquire assets or operating businesses at December 31, 2003. We anticipate that there will be acquisitions of businesses or commitments to projects in the future. To achieve our long-term goals of expanding our asset and earnings base through the acquisition of interests in companies and assets in the pulp and paper and related businesses, and organically through high return capital expenditures at our operating facilities, we will require substantial capital resources. The required necessary resources for such long-term goals will be generated from cash flow from operations, cash on hand, borrowing against our assets, the sale of debt and/or equity securities and/or asset sales.

Contractual Obligations and Commitments

The following table sets out our contractual obligations and commitments as at December 31, 2003 in connection with our long-term liabilities:

(In Thousands)	Payments Due By Period				
Contractual Obligations	2004	2005-2006	2007-2008	Beyond 2008	Total
Long-term debt[1]	€ 15,801	€ 34,116	€ 38,836	€ 182,949	€ 271,702
Construction in progress, Stendal[2]	—	18,248	48,877	267,467	334,592
Capital lease obligations[3]	1,932	1,854	453	—	4,239
Operating lease obligations[4]	2,097	3,149	3,280	80	8,606
Purchase obligations[5]	37,764	44,382	4,117	—	86,263
Other long-term liabilities[6]	27	—	125	57	209
Total	€ 57,621	€ 101,749	€ 95,688	€ 450,553	€ 705,611

(1) This reflects principal only relating primarily to indebtedness under the Rosenthal Loan Facility and credit facilities relating to the paper mills, but does not reflect indebtedness relating to the Stendal project. See footnote 2 below and Note 9 to our annual financial statements included herein for a description of such indebtedness. Does not include amounts associated with derivatives entered into in connection with indebtedness relating to the Rosenthal mill. See "Quantitative and Qualitative Disclosure about Market Risk" included elsewhere in this annual report for information about our derivatives.

(2) This reflects principal only in connection with indebtedness relating to the Stendal project, including under the Stendal Loan Facility an convertible notes. See Note 9 to our annual financial statements included herein for a description of such indebtedness. Does not include amounts associated with derivatives entered into in connection with the Stendal Loan Facility. See "Quantitative and Qualitative Disclosure about Market Risk" included elsewhere in this annual report for information about our derivatives.

(3) Capital lease obligations relate to transportation vehicles and production equipment. These amounts reflect principal and interest.

(4) Operating lease obligations relate to transportation vehicles and other production and office equipment.

(5) Purchase obligations relate primarily to take-or-pay contracts made in the ordinary course of business, of which purchases of raw materials and supplies totaled approximately €85.0 million.

(6) Other long-term liabilities relate primarily to pension liability. Does not include obligations under employment agreements.

Sensitivity Analysis

The pulp and paper business is cyclical in nature and markets for our principal products are characterized by periods of supply and demand imbalance, which in turn affects product prices. The markets for pulp and paper are highly competitive and sensitive to changes in industry capacity and in the economy, both of which can have a significant influence on our selling prices and earnings. Approximately €126.6 million, or approximately 69.4%, of our revenues in 2003 were from pulp sales. The following table illustrates the effect on our net operating results in 2003 and 2002 of a $20 change in our average selling price per tonne for NBSK pulp in 2003 and 2002, based upon our pulp sales during each year and translated into Euros at the average exchange rate for the U.S. dollar to the Euro for the year:

(In Thousands, Except Per Share Amounts)

Year Ended December 31,	2003	2002
NBSK Pulp – $20 per tonne change		
Change in net loss	€ 5,367	€ 6,260
Change in net loss per share	0.32	0.37

Foreign Currency

Effective January 1, 2002, we changed our reporting currency from the U.S. dollar to the Euro as a significant majority of our business transactions are originally denominated in Euros. By adopting the Euro, most cumulative foreign currency translation losses were eliminated. However, we hold certain assets and liabilities in U.S. dollars, Swiss francs and, to a lesser extent, in Canadian dollars. Accordingly, our consolidated financial results are subject to foreign currency exchange rate fluctuations.

We translate foreign denominated assets and liabilities into Euros at the rate of exchange on the balance sheet date. Unrealized gains or losses from these translations are recorded as shareholders' equity on the balance sheet and do not affect our net earnings.

In the year ended December 31, 2003, we reported a net €2.5 million foreign exchange translation gain and, as a result, the cumulative foreign exchange translation gain increased to €6.0 million at December 31, 2003 from €3.5 million at December 31, 2002.

Based upon the exchange rate at December 31, 2003, the U.S. dollar decreased by approximately 17% in value against the Euro since December 31, 2002. See "Quantitative and Qualitative Disclosures about Market Risk" included elsewhere in this annual report.

Critical Accounting Policies

The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Estimates are used for, but not limited to, the accounting for doubtful accounts, depreciation and amortization, asset impairments, income taxes, and contingencies. Actual results could differ from these estimates.

Our management routinely makes judgments and estimates about the effects of matters that are inherently uncertain. As the number of variables and assumptions affecting the probable future resolution of the uncertainties increase, these judgments become even more subjective and complex. We have identified certain accounting policies, described below, that are the most important to the portrayal of our current financial condition and results of operations. Our significant accounting policies are disclosed in Note 1 to our consolidated financial statements included in this annual report.

Derivative Instruments.

We adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" effective January 1, 2001. Derivative instruments are measured at fair value and reported in the balance sheet as assets or liabilities. Accounting for gains or losses depends on the intended use of the derivative instruments. Gains or losses on derivative instruments which are not designated hedges are recognized in earnings in the period of the change in fair value. Accounting for gains or losses on derivative instruments designated as hedges depends on the type of hedge and these gains or losses are recognized in either earnings or other comprehensive income.

We reported a non-cash holding loss of €13.0 million before minority interests in respect of the Stendal Interest Rate Swap Agreements, a non-cash holding gain of €0.7 million before minority interests in respect of the Stendal currency forward contract and a gain of €28.5 million in respect of the Rosenthal Interest Rate Contracts and settlement of the Currency Swaps and Currency Forwards in our loss for the year ended December 31, 2003.

Impairment of Long-Lived Assets.

We periodically evaluate long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In performing the review of recoverability, we estimate future cash flows expected to result from the use of the asset and its eventual disposition. The estimates of future cash flows, based on reasonable and supportable assumptions and projections, require our management to make subjective judgments. In addition, the time periods for estimating future cash flows is often lengthy, which increases the sensitivity of the assumptions made. Depending on the assumptions and estimates used, the estimated future cash flows projected in the evaluation of long-lived assets can vary within a wide range of outcomes. Our management considers the likelihood of possible outcomes in determining the best estimate of future cash flows.

Deferred Taxes.

We currently have deferred tax assets which are comprised primarily of tax loss carryforwards and deductible temporary differences, both of which will reduce taxable income in the future. We assess the realization of these deferred tax assets on a periodic basis to determine whether a valuation allowance is required. We determine whether it is more likely than not that all or a portion of the deferred tax assets will be realized, based on currently available information, including, but not limited to, the following:

- the history of the tax loss carryforwards and their expiry dates;
- our projected earnings; and
- tax planning opportunities.

If we believe that it is more likely than not that some of these deferred tax assets will not be realized, based on currently available information, an income tax valuation allowance is recorded against these deferred tax assets. As at December 31, 2003, we had €84.5 million in deferred tax assets and €74.5 million in valuation allowances, resulting in a net deferred tax asset of €10.0 million.

If market conditions improve or tax planning opportunities arise in the future, we will reduce our valuation allowances, resulting in future tax benefits. If market conditions deteriorate in the future, we will increase our valuation allowances, resulting in future tax expenses. Any change in tax laws, particularly in Germany, will change the valuation allowances in future periods.

Environmental.

Our operations are subject to a wide range of German federal, state and local environmental laws and regulations, dealing primarily with water, air and land pollution control. In recent years, we have devoted significant financial and management resources to comply with all applicable environmental laws and regulations. We believe our operations are currently in substantial compliance with the requirements of all applicable environmental laws and regulations and our respective operating permits.

Under German state environmental rules relating to effluent discharges, industrial users are required to pay wastewater fees based upon the amount of their effluent discharge. These rules also provide that an industrial user which undertakes environmental capital expenditures and lowers certain effluent discharges to prescribed levels may offset the amount of these expenditures against the wastewater fees that they would otherwise be required to pay in a three-year period. The requirement and timing of capital expenditures and the amount of wastewater fee charges are subject to negotiation with government agencies. As a result, we believe that our capital investment programs for our manufacturing plants will fully offset the wastewater fees that would have been payable for the past three years, subject to environmental audits. We estimate the aggregate wastewater fees for the past three years to be approximately €9.6 million.

Other than wastewater fees, we accrue for environmental remediation liabilities on a site-by-site basis when it is probable that a loss can be reasonably estimated, or as a result of an environmental action or claim, environmental studies that we conduct or regulatory assessment. As at December 31, 2003, we recorded a liability for environmental conservation expenditures of €1.8 million, based on environmental studies that we conducted. We believe that the liability amount recorded is sufficient, subject to future changes in German environmental regulations.

Cautionary Statement Regarding Forward-Looking Information

Statements in this annual report that are not reported financial results or other historical information are "forward-looking statements" within the meaning of the *Private Securities Litigation Reform Act of 1995*, as amended. These statements are based on present information we have related to our existing business circumstances and involve a number of risks and uncertainties, any of which could cause actual results to differ materially from these forward-looking statements. We caution you that we do not assume any obligation to update forward-looking statements based on unanticipated events or changed expectations. Factors that could cause actual results to differ materially include, but are not limited to:

Indebtedness.

We have incurred a significant amount of debt. Our high debt levels may have important consequences for us, including, but not limited to the following:

- our ability to obtain additional financing to fund future operations or meet our working capital needs or any such financing may not be available on terms favorable to us;
- a certain amount of our operating cash flow is dedicated to the payment of principal and interest on our indebtedness, thereby diminishing funds that would otherwise be available for our operations and for other purposes;
- a substantial decrease in net operating cash flows or increase in our expenses could make it more difficult for us to meet our debt service requirements, which could force us to modify our operations; and
- our leveraged capital structure may place us at a competitive disadvantage by hindering our ability to adjust rapidly to changing market conditions or by making us vulnerable to a downturn in our business or the economy in general.

Our ability to repay or refinance our indebtedness will depend on our future financial and operating performance. Our performance, in turn, will be subject to prevailing economic and competitive conditions, as well as financial, business, legislative, regulatory, industry and other factors, many of which are beyond our control. Our ability to meet our future debt service and other obligations may depend in significant part on the success of the Stendal pulp mill and the extent to which we can implement successfully our business and growth strategy. We cannot assure you that we will be able to implement our strategy fully or that the anticipated results of our strategy will be realized.

Cyclical Nature of Business.

The pulp and paper business is cyclical in nature and markets for our principal products are characterized by periods of supply and demand imbalance, which in turn affects product prices. The markets for pulp and paper are highly competitive and are sensitive to cyclical changes in industry capacity and in the global economy, all of which can have a significant influence on selling prices and our earnings. Demand for pulp and paper products has historically been determined by the level of economic growth and has been closely tied to overall business activity. During the past three calendar years, list pulp prices have fallen significantly. Although pulp prices have improved overall in 2003 and 2004, we cannot predict the impact of continued economic weakness in most world markets or the impact of war, terrorist activity or other events on our markets.

Our production costs are influenced by the availability and cost of raw materials, energy and labor, and our plant efficiencies and productivity. Our main raw material is fiber in the form of wood chips and pulplogs for pulp production, and waste paper and pulp for paper production. Fiber costs are primarily affected by the supply of, and demand for, lumber and pulp, which are both highly cyclical in nature. Production costs also depend on the total volume of production. Lower operating rates and production efficiencies during periods of cyclically low demand result in higher average production costs and lower margins.

Stendal Pulp Mill Project Uncertainties.
We are the majority shareholder of a project company that is constructing a softwood kraft pulp mill near the town of Stendal, Germany. We estimate the overall cost of this project at about €1.0 billion, and the performance of this project will have a material impact on our financial condition and operating performance. The construction of the Stendal mill is subject to various risks and uncertainties customary to larger "greenfield" projects of this nature which may result in the Stendal project not proceeding or being completed as scheduled or budgeted. Such delays and cost overruns may result from the lack of availability and cost of materials and labor, construction delays, equipment failures or damage, weather conditions, industrial accidents, governmental regulations, changes to government assistance, delays in obtaining or amending our permits, errors or miscalculations in engineering, design specifications or equipment manufacturing, faulty construction or workmanship or defective equipment or installation. Further, the Stendal mill could experience operating difficulties or delays during the start-up period when production is being ramped up and the Stendal mill may not achieve our planned production, quality or cost projections.

The Stendal project will also be subject to extensive and complex regulations and environmental compliance which may result in unanticipated delays, in substantial costs to Stendal and/or its shareholders, including us, or in the Stendal project being changed or not being completed at all. Any change in the foregoing could have a material adverse impact on our business, financial condition, results of operations and cash flow. The implementation of the Stendal project commenced in 2002 and is currently scheduled to be completed by the third quarter of 2004. However, there can be no assurance that the Stendal project will be completed as currently planned or that, if completed, the mill will perform as currently planned.

Currency Exchange Rate and Interest Rate Fluctuations.
Approximately 69% of our sales in 2003 were in products quoted and listed in U.S. dollars while most of our operating costs and expenses are incurred in Euros. Our results of operations and financial condition are reported in Euros. A significant increase in the value of the Euro relative to the U.S. dollar would reduce the amount of revenues in Euros realized by us from sales denominated or priced in U.S. dollars. This would reduce our operating margin and the cash flow available to fund our operations and to service our debt. This could have a material adverse effect on our business, financial condition, results of operation and cash flow.

Stendal has entered into variable-to-fixed interest rate swaps to fix interest payments under the Stendal project financing facility, which has kept Stendal from benefiting from the general decline in interest rates in the latter part of 2002 and first half of 2003. In addition, Rosenthal has entered into interest rate contracts to limit the interest rate in connection with certain of its indebtedness. However, an increase in interest rates to such limit would require Rosenthal to make higher interest payments, which could adversely affect our results of operations and financial condition.

Derivatives.

A significant amount of our sales revenue is based on pulp sales priced in U.S. dollars while our reporting currency is Euros and our costs are predominantly in Euros. We therefore use foreign currency derivative instruments primarily to manage against depreciation of the U.S. dollar against the Euro.

We also use derivative instruments to limit our exposure to interest rate fluctuations. Concurrently with entering into the Stendal financing, Stendal entered into variable-to-fixed rate interest swaps for the full term of the facility to manage its interest rate risk exposure with respect to a maximum aggregate amount of approximately $612.6 million of the principal amount of such facility. Stendal has also entered into a currency forward contract in connection with the Stendal financing. Rosenthal also entered into currency swap, currency forward, interest rate and interest cap derivative instruments in connection with its outstanding floating rate indebtedness. Our derivative instruments are marked to market and can materially impact our operating results. For example, our operating results for fiscal 2003 and 2002 included net gains of €28.5 million and €23.4 million, respectively, on the Rosenthal derivatives and unrealized losses of €13.0 million and €30.1 million, respectively, on the Stendal interest rate swaps.

If any of the variety of instruments and strategies we utilize are not effective, we may incur losses which may have a materially adverse effect on our business, financial condition, results of operations and cash flow. The purpose of our derivative activity may also be considered speculative in nature; our management does not use these instruments with respect to any pre-set percentage of revenues or other formula, but to reduce our potential losses or augment potential gains depending on our management's perception of future economic events and developments. See "Management's Discussion and Analysis of Financial Condition and Results of Operations – Results of Operations" and "Quantitative and Qualitative Disclosures about Market Risk" included elsewhere in this annual report.

Raw Materials.

Wood chips and pulplogs comprise the fiber used by the Rosenthal mill and which will be used by the Stendal mill. The fiber used by our paper mills consists of waste paper and pulp. Such fiber is cyclical in terms of both price and supply. The cost of wood chips and pulplogs is primarily affected by the supply and demand for lumber. The cost of fiber for our paper mills is primarily affected by the supply and demand for paper and pulp. Demand for these raw materials is determined by the volume of pulp and paper products produced globally and regionally. The markets for pulp and paper products, including our products, are highly variable and are characterized by periods of excess product supply due to many factors, including periods of insufficient demand due to weak general economic activity or other causes. The cyclical nature of pricing for these raw materials represents a potential risk to our profit margins if we are unable to pass along price increases to our customers.

We do not own any timberlands, have any governmental timber concessions or have any long-term fiber contracts. Although raw materials are available from a number of suppliers, and we have not historically experienced supply interruptions or substantial price increases, our requirements will increase when the Stendal mill commences production and we may not be able to purchase sufficient quantities of these raw materials to meet our production requirements at prices acceptable to us during times of tight supply. In addition, the quality of fiber we receive could be reduced as a result of industrial disputes, material curtailments or shut-down of operations by suppliers, government orders and legislation, acts of god and other events beyond our control. An insufficient supply of fiber or reduction in the quality of fiber we receive would materially adversely affect our business, financial condition, results of operations and cash flow.

Competitive Markets.

We sell our products primarily in Europe and the markets for our products are highly competitive. A number of global companies compete in each of our markets and no company holds a dominant position. For both pulp and paper, a large number of companies produce products that are reasonably standardized. As a result, the traditional basis for competition in our markets has been price. Many of our competitors have greater resources than we do and may be able to adapt more quickly to industrial changes or devote greater resources to the sale of products than we can. We cannot assure you that we will be able to compete successfully against these competitors.

Environmental Regulation.

We are subject to extensive environmental laws and regulations. These laws and regulations impose stringent standards on us regarding, among other things, air emissions, effluent discharges and remediation of environmental contamination. We may incur substantial costs to comply with current requirements or new environmental laws that might be adopted. In addition, we may discover currently unknown environmental problems or conditions in the future and may incur substantial costs in correcting such problems or conditions.

Labor Agreements.

The majority of our employees in Germany are represented by the IG-BCE, a national union that represents pulp and paper workers in Germany. The collective agreement relating to employees at our paper mills expired at the end of 2003. We expect to negotiate a new collective agreement with employees at our paper mills in the first half of 2004. Our pulp workers have agreed to defer negotiations in respect of an additional wage increase as a result of current general economic conditions. Although we have not experienced any significant work stoppages in the past, there can be no assurance that we will be able to negotiate an acceptable collective agreement with our employees at the paper mills or in potential wage negotiations with our pulp workers. This could result in a strike or work stoppage by the affected workers. The renewal of the collective agreements could result in higher wages or benefits paid to union members. Accordingly, we could experience a significant disruption of our operations or higher on-going labor costs, which could have a material adverse effect on our business, financial condition, results of operations and cash flow.

Key Personnel.
Our future success depends, to a large extent, on the efforts and abilities of our executive and senior mill operating officers. Such officers are industry professionals many of whom have operated through multiple business cycles. Our officers play an integral role in, among other things:

- sales and marketing;
- reducing operating costs;
- identifying capital projects which provide a high rate of return; and
- prioritizing expenditures and maintaining employee relations.

The loss of our officers or any one of them could make us less competitive in these areas which could materially adversely affect our business, financial condition, results of operations and cash flows. We do not maintain any key person life insurance on any of our executive or senior mill operating officers.

Insurance.
We have obtained insurance coverage that we believe would ordinarily be maintained by an operator of facilities similar to our pulp and paper mills. Our insurance is subject to various limits and exclusions. Damage or destruction to our facilities could result in claims that are excluded by, or exceed the limits of, our insurance coverage.

Legal Proceedings.
Although we are not currently subject to any material legal proceedings, should legal proceedings be initiated against us in the future, whether in connection with environmental matters or otherwise, pursuant to which we are required to pay significant amounts under an order issued in or to settle such a proceeding, our results of operations and financial condition would be materially adversely affected.

Other Risks.
Our future results could be adversely affected by a variety of other factors beyond our control, including, but not limited to:

- general economic and business conditions, including changes in interest rates;
- prices and other economic conditions;
- natural phenomena;
- actions by government authorities, including changes in government regulation;
- uncertainties associated with legal proceedings;
- technological development;
- future decisions by management in response to changing conditions;
- our ability to execute prospective business plans; and
- misjudgments in the course of preparing forward-looking statements.

Inflation
We do not believe that inflation has had a material impact on revenues or income during 2003.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risks from changes in interest rates, foreign currency exchange rates, particularly the exchange rate between the US dollar and the Euro, and equity prices which may affect our results of operations and financial condition and, consequently, our fair value. We manage these risks through internal risk management policies as well as the use of derivatives. We use derivatives to reduce or limit our exposure to interest rate and currency risks. We may in the future use derivatives to reduce or limit our exposure to fluctuations in pulp prices. We also use derivatives to reduce our potential losses or to augment our potential gains, depending on our management's perception of future economic events and developments. These types of derivatives are generally highly speculative in nature. They are also very volatile as they are highly leveraged given that margin requirements are relatively low in proportion to notional amounts.

Many of our strategies, including the use of derivatives, and the types of derivatives selected by us, are based on historical trading patterns and correlations and our management's expectations of future events. However, these strategies may not be fully effective in all market environments or against all types of risks. Unexpected market developments may affect our risk management strategies during this time, and unanticipated developments could impact our risk management strategies in the future. If any of the variety of instruments and strategies we utilize are not effective, we may incur losses.

Derivatives

Derivatives are contracts between two parties where payments between the parties are dependent upon movements in the price of an underlying asset, index or financial rate. Examples of derivatives include swaps, options and forward rate agreements. The notional amount of the derivatives is the contract amount used as a reference point to calculate the payments to be exchanged between the two parties and the notional amount itself is not generally exchanged by the parties.

The principal derivatives we use are foreign exchange derivatives and interest rate derivatives.

Foreign exchange derivatives include currency swaps which involve the exchange of fixed payments in one currency for the receipt of fixed payments in another currency. Such cross-currency swaps involve the exchange of both interest and principal amounts in two different currencies. They also include foreign exchange forwards which are contractual obligations in which two counterparties agree to exchange one currency for another at a specified price for settlement at a pre-determined future date. Forward contracts are effectively tailor-made agreements that are transacted between counterparties in the over-the-counter market.

Interest rate derivatives include interest rate forwards (forward rate agreements) which are contractual obligations to buy or sell an interest-rate-sensitive financial instrument on a future date at a specified price. Forward contracts are effectively tailor-made agreements that are transacted between different counterparties in the over-the-counter market. They also include interest rate swaps which are over-the-counter contracts in which two counterparties exchange interest payments based upon rates applied to a notional amount.

We use foreign exchange derivatives to convert some of our costs (including currency swaps relating to our long-term indebtedness) from Euros to U.S. dollars. We use interest rate derivatives to fix the rate of interest on indebtedness under the Rosenthal Loan Facility and the Stendal Loan Facility.

All of the derivatives we enter into are pursuant to the Rosenthal Loan Facility and the Stendal Loan Facility, each of which provide facilities for foreign exchange derivatives, interest rate derivatives and commodities derivatives, subject to prescribed controls, including maximum notional and at-risk amounts. These credit facilities are secured by substantially all of the assets of the Rosenthal and Stendal pulp mills, respectively, and have the benefit of certain German governmental guarantees. These credit facilities do not have any separate margin requirements when derivatives are entered into pursuant to the terms and conditions thereof and are subsequently marked to market.

All of the derivatives of Rosenthal and Stendal are marked to market at the end of each reporting period, and all unrealized gains and losses are recognized in earnings for a reporting period.

Rosenthal entered into the Currency Swaps in connection with our long-term indebtedness relating to the conversion of the Rosenthal mill to the production of kraft pulp. These derivatives had been contracted by Rosenthal using a dedicated credit line within the Rosenthal Loan Facility. As NBSK pulp prices are quoted in U.S. dollars and the majority of our business transactions are denominated in Euros, Rosenthal had entered into the Currency Swaps to reduce the effects of exchange rate fluctuations between the U.S. dollar and the Euro on notional amounts under the Rosenthal Loan Facility. Under these Currency Swaps, Rosenthal effectively pays the principal and interest in U.S. dollars and at U.S. dollar borrowing rates.

In December 2000, Rosenthal entered into U.S. dollar/Euro Currency Swaps to manage its risk exposure with respect to in aggregate approximately €223.3 million of the principal amount under the Rosenthal Loan Facility. These swaps were subsequently settled and realized in July 2002. A currency gain was recognized when loan repayments were made under the currency swap contracts during the current period. As a consequence of the settlement of these Currency Swaps, commencing from April 1, 2002, interest was paid at the six-month Euribor plus bank margin rate and 4.5% fixed rate including bank margin, as applicable, in accordance with the terms of the original underlying loans.

Subsequently in July 2002, Rosenthal re-entered the Currency Swaps for the principal amounts of €74.5 million and €130.4 million. In December 2002, the swap relating to the principal amount of €130.4 million under the Rosenthal Loan Facility was settled. In 2003, Rosenthal re-entered the Currency Swap for the notional amount of €124.2 million, maturing on September 30, 2008. In December 2003, both Currency Swaps were settled as a result of the substantial weakening of the U.S. dollar against the Euro in 2003.

In addition, Rosenthal entered into the Interest Rate Contracts in the fourth quarter of 2002 and in 2003 to either fix or limit the interest rates in connection with certain of its indebtedness. Rosenthal also has entered into various Currency Forwards to reduce or limit its exposure to currency risks and to augment its potential gains or to reduce its potential losses. These Currency Forwards were also settled in 2003 as a result of the substantial weakening of the U.S. dollar against the Euro in 2003.

In August 2002, Stendal entered into the Stendal Interest Rate Swap Agreements in connection with its long-term indebtedness relating to the Stendal project to fix the interest rate under the Stendal Loan Facility at the then low level, relative to its historical trend and projected variable interest rate. These contracts were entered into under a specific credit line under the Stendal Loan Facility and are subject to prescribed controls, including certain maximum amounts for notional and at-risk amounts. Under the Stendal Interest Rate Swap Agreement,

Stendal pays a fixed rate and receives a floating rate with the interest payments being calculated on a notional amount. The interest rates payable under the Stendal Loan Facility were swapped into fixed rates based on the Eur-Euribor rate for the repayment periods of the tranches under the Stendal Loan Facility. Stendal effectively converted the Stendal Loan Facility from a variable interest rate loan into a fixed interest rate loan, thereby reducing interest rate uncertainty.

In the third quarter of 2003, Stendal also entered into a currency forward contract for the notional amount of $10.0 million maturing in August 2004 to reduce or limit its exposure to currency risks and to augment its potential gains or reduce its potential losses.

The following table sets forth the maturity date, the notional amount and the recognized gain or loss, for derivatives that were transacted during 2002 and 2003:

Derivative Instrument	Maturity Date		Notional Amount (In Millions)		Recognized Gain (Loss) Year Ended December 31 2002 (In Thousands)		Notional Amount (In Millions)		Recognized Gain (Loss) Year Ended December 31 2003 (In Thousands)
Rosenthal									
Currency Forward	Settled	$	20.0	€	319				
Currency Forward	Settled	$	20.0		591				
Currency Forward	Settled	$	20.0		724				
Currency Forward	Settled	$	10.0		582				
Currency Forward	Settled	$	1.0		(79)				
Currency Swaps	Settled	€	223.3		13,890				
Repayment of Loan under Currency Swap	Settled	$	5.2		245				
Currency Swap	Settled	€	130.4		6,974				
Forward Rate Agreements(1)	Settled					$	149.0	€	(89)
Forward Rate Agreements(2)	Settled					$	124.8		(7)
Currency Swap(3)	Settled	€	74.5		2,486	€	74.5		10,002
Currency Swap(4)	Settled					€	124.2		14,057
Currency Forward	Settled					$	20.0		768
Currency Forward	Settled					$	30.0		3,751
Forward Rate Agreement	Settled					$	126.9		(127)
Forward Rate Agreement(5)	Settled					$	200.9		(343)
					25,732				28,012

Derivative Instrument	Maturity Date	Notional Amount At December 31 2002 (In Millions)	Recognized Gain (Loss) Year Ended December 31 2002 (In Thousands)	Notional Amount (In Millions)	Recognized Gain (Loss) Year Ended December 31 2003 (In Thousands)
Interest Rate Cap Agreements[6]	September 2007	$ 205.9	(1,612)	$ 192.6	€ 455
Forward Rate Agreements[1]	September 2003	$ 149.0	(509)		
Forward Rate Agreement[2]	June 2003	$ 124.8	(182)		
			(2,303)		455
			€ 23,429		28,467
Stendal					
Stendal Interest Rate Swap Agreements[7]	October 2017	€ 1,108.4	€ (30,108)	€ 1,419.3	€ (13,042)
Stendal Currency Forward	Settled		—	$ 10.0	743
			€ (30,108)		€ (12,299)

(1) Rosenthal entered into two forward interest rate contracts with notional amounts of $74.5 million and $74.5 million both maturing on September 30, 2003. These derivatives were settled in 2003.

(2) The forward rate agreement was settled in 2003.

(3) The interest component of the swaps was required under the terms of the Rosenthal Loan Facility, and became effective for the period starting September 30, 2002. For the outstanding principal amounts of €74.5 million under the Rosenthal Loan Facility, all repayment installments from September 30, 2002 until September 30, 2013, were swapped into U.S. dollar amounts at a rate of Euro 1.0050. The interest rate was swapped into the six-month U.S. dollar/Libor plus bank margin rate with a cap of 6.8% until September 28, 2007.

(4) The interest component of the swaps was required under the terms of the Rosenthal Loan Facility, and became effective for the period starting January 23, 2003. For the outstanding principal amounts of €124.2 million under the Rosenthal Loan Facility, all repayment installments from January 23, 2003 until September 30, 2008, were swapped into U.S. dollar amounts at a rate of Euro 1.075. The interest rate was swapped into the three-month U.S. dollar/Libor plus bank margin rate with a cap of 6.8% until September 28, 2007.

(5) Rosenthal entered into two forward interest rate contracts with notional amounts of $74.0 million and $126.9 million both maturing on March 30, 2004.

(6) Rosenthal entered into two interest rate cap contracts with notional amounts of $118.6 million (2002: $131.0 million) and $74.0 million (2002: $74.9 million), both maturing on September 28, 2007 with a strike rate of 6.8%.

(7) In connection with the Stendal Loan Facility, in the third quarter of 2002 Stendal entered into the Stendal Interest Rate Swap Agreements, which are variable-to-fixed interest rate swaps, for the term of the Stendal Loan Facility, with respect to an aggregate maximum amount of approximately € 612.6 million of the principal amount of the long-term indebtedness under the Stendal Loan Facility. The swaps took effect on October 1, 2002 and are comprised of three contracts. The first contract commenced in October 2002 for a notional amount of € 4.1 million, gradually increasing to € 464.9 million, with an interest rate of 3.795%, and matures in May 2004. The second contract is to commence in May 2004 for a notional amount of € 464.9 million, gradually increasing to €612.6 million, with an interest rate of 5.28%, and matures in April 2005. The third contract is to commence in April 2005 for a notional amount of €612.6 million, with an interest rate of 5.28%, and the notional amount gradually decreases and the contract terminates upon the maturity of the Stendal Loan Facility in October 2017. As at December 31, 2002 and 2003, the notional amounts of these three contracts was (i) €30.9 million and €341.9 million, (ii) €464.9 million and €464.9 million, and (iii) €612.6 million and € 612.6 million, respectively.

We are exposed to very modest credit-related risks in the event of non-performance by counterparties to derivative contracts. However, we do not expect that the counterparties, which are major financial institutions, will fail to meet their obligations.

As of December 31, 2003, we have not entered into any material financial derivatives outside of our project companies, Rosenthal and Stendal, under their existing lines of credit. As at December 31, 2003, no derivative contract had been executed with respect to pulp prices.

Interest Rate Risk

Fluctuations in interest rates may affect the fair value of fixed interest rate financial instruments which are sensitive to such fluctuations. A decrease in interest rates may increase the fair value of such fixed interest rate financial instrument assets and an increase in interest rates may decrease the fair value of such fixed interest rate financial instrument liabilities, thereby increasing our fair value. An increase in interest rates may decrease the fair value of such fixed interest rate financial instrument assets and a decrease in interest rates may increase the fair value of such fixed interest rate financial instrument liabilities, thereby decreasing our fair value. The following tables provide information about our exposure to interest rate fluctuations for the carrying amount of financial instruments sensitive to such fluctuations as at December 31, 2003 and 2002, respectively, and expected cash flows from these instruments:

(In Thousands)

As at December 31 2003	Carrying Value	Fair Value	Expected Future Cash Flow* 2004	2005	2006	2007	2008	Thereafter
Cash restricted	€ 59,367	€ 59,367	€ 16,063	€ 876	€ 876	€ 876	€ 22,054	€ 26,561
Debt obligations(1)	210,664	210,664	24,239	23,333	28,636	23,673	23,088	173,330
Capital lease obligations(2)	4,046	4,046	1,932	1,510	344	214	239	—

* Including dividends and interest where applicable.

(1) Debt obligations consist of our debt, including the gross amount of loans payable to minority shareholders of Stendal.

(2) Capital lease obligations relate to transportation vehicles and production equipment.

(In Thousands)

As at December 31 2002	Carrying Value	Fair Value	Expected Future Cash Flow* 2003	2004	2005	2006	2007	Thereafter
Cash restricted	€ 48,254	€ 48,254	€ 10,762	€ 1,296	€ 1,296	€ 1,296	€ 1,296	€ 48,858
Debt obligations(1)	224,257	224,257	23,403	29,755	20,152	36,983	38,658	144,167
Capital lease obligations(2)	2,087	2,087	877	793	371	124	83	2,248

* Including dividends and interest where applicable.

(1) Debt obligations consist of our debt, including the gross amount of loans payable to minority shareholders of Stendal.

(2) Capital lease obligations relate to transportation vehicles and production equipment.

Foreign Currency Exchange Rate Risk

Our reporting currency is the Euro. However, we hold financial instruments denominated in U.S. dollars, Swiss francs and, to a lesser extent, in Canadian dollars, which are sensitive to foreign currency exchange rate fluctuations. A depreciation of these currencies against the Euro will decrease the fair value of such financial instrument assets and an appreciation of these currencies against the Euro will increase the fair value of such financial instrument liabilities, thereby decreasing our fair value. An appreciation of these currencies against the Euro will increase the fair value of such financial instrument assets and a depreciation of these currencies against the Euro will decrease the fair value of financial instrument liabilities, thereby increasing our fair value. As a result of the change in our reporting currency from the U.S. dollar to the Euro, we re-calculated our financial instrument assets and liabilities that are sensitive to foreign currency exchange rate risk to measure their risk against the Euro, and cash restricted is no longer sensitive to foreign currency exchange rate risk. The following tables provide information about our exposure to foreign currency exchange rate fluctuations for the carrying amount of financial instruments sensitive to such fluctuations as at December 31, 2003 and 2002, respectively, and expected cash flows from these instruments:

((In Thousands)

As at December 31 2003	Carrying Value	Fair Value	Expected Future Cash Flow*					
			2004	2005	2006	2007	2008	Thereafter
Investments [1]	€ 1,649	€ 1,649	€ 1,063	€ —	€ —	€ —	€ —	€ 586
Debt obligations[2]	66,449	66,449	6,527	5,568	5,568	5,568	5,568	75,471

*Including dividends and interest where applicable.

(1) Investments consist of equity securities, which are denominated primarily in U.S. dollars, and to a lesser extent, in Canadian dollars.

(2) Debt obligations consist of our debt, denominated in U.S. dollars.

(In Thousands)

As at December 31 2002	Carrying Value	Fair Value	Expected Future Cash Flow*					
			2003	2004	2005	2006	2007	Thereafter
Investments [1]	€ 5,842	€ 5,842	€ 305	€ —	€ —	€ —	€ —	€ 5,537
Debt obligations[2]	11,686	11,686	3,197	9,355	—	—	—	—

* Including dividends and interest where applicable.

(1) Investments consist of equity securities, which are denominated primarily in U.S. dollars, and to a lesser extent, in Canadian dollars.

(2) Debt obligations consist of our debt, denominated in U.S. dollars.

Equity Price Risk

Changes in trading prices of equity securities may affect the fair value of equity securities or the fair value of other securities convertible into equity securities. An increase in trading prices will increase the fair value of equity based financial instrument assets, thereby increasing our fair value. A decrease in trading prices will decrease the fair value of equity based financial instrument assets, thereby decreasing our fair value. The following tables provide information about our exposure to fluctuations in trading prices for the carrying amount of equity based financial instruments sensitive to such fluctuations as at December 31, 2003 and 2002, respectively, and expected cash flows from these instruments:

(In Thousands)

As at December 31 2003	Carrying Value	Fair Value	Expected Future Cash Flow* 2004	2005	2006	2007	2008	Thereafter
Investments (1)	€ 1,650	€ 1,650	€ 1,063	€ —	€ —	€ —	€ —	€ 587

* Including dividends where applicable.

(1) Investments consist of equity securities.

(In Thousands)

As at December 31 2002	Carrying Value	Fair Value	Expected Future Cash Flow* 2003	2004	2005	2006	2007	Thereafter
Investments (1)	€ 5,899	€ 5,899	€ 305	€ —	€ —	€ —	€ —	€ 5,594

* Including dividends where applicable.

(1) Investments consist of equity securities.

Mercer
International Inc.
Consolidated
Financial Statements

To the Board of Trustees and Shareholders of
Mercer International Inc.

We have audited the accompanying consolidated balance sheet of Mercer International Inc. and subsidiaries (the "Company") as of December 31, 2003, and the related consolidated statements of operations, comprehensive income (loss), changes in shareholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2003, and the consolidated results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

Deloitte & Touche LLP

Vancouver, British Columbia
February 26, 2004

To the Shareholders
Mercer International Inc.

We have audited the accompanying consolidated balance sheet of Mercer International Inc. and Subsidiaries as of December 31, 2002, and the related consolidated statements of operations, comprehensive income, changes in shareholders' equity, and cash flows for the years ended December 31, 2002 and 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Mercer International Inc. and Subsidiaries as of December 31, 2002, and the consolidated results of their operations and their cash flows for the years ended December 31, 2002 and 2001, in conformity with accounting principles generally accepted in the United States of America.

Peterson Sullivan P.L.L.C.

Seattle, Washington
January 31, 2003

Peterson Sullivan P.L.L.C.
Certified Public Accountants

Mercer International Inc.
Consolidated Balance
Sheets

(In Thousands of Euros)

December 31,	2003	2002
Assets		
Current Assets		
Cash and cash equivalents	€ 51,993	€ 30,261
Cash restricted (Note 1)	15,187	9,459
Investments (Note 2)	6	307
Receivables (Note 3)	32,285	28,132
Cumulative derivative gains	743	3,792
Inventories (Note 4)	23,909	16,375
Prepaid expenses	4,278	7,891
Total current assets	128,401	96,217
Long-Term Assets		
Cash restricted (Note 1)	44,180	38,795
Property, plant and equipment (Note 5)	745,178	441,990
Investments (Note 2)	1,644	5,592
Equity method investments (Note 2)	2,309	7,019
Deferred note issuance costs	4,213	—
Deferred income tax (Note 10)	9,980	10,137
	807,504	503,533
Total assets	€ 935,905	€ 599,750

(In Thousands of Euros)

December 31,	2003	2002
Liabilities		
Current Liabilities		
Accounts payable and accrued expenses (Note 6)	€ 37,414	€ 32,866
Construction in progress costs payable	42,756	24,885
Note payable (Note 7)	1,377	832
Note payable, construction in progress (Note 7)	—	15,000
Debt, construction in progress (Note 8)	80,000	—
Debt, current portion (Note 9)	15,801	16,306
Total current liabilities	177,348	89,889
Long-Term Liabilities		
Debt, construction in progress (Note 9)	324,238	146,485
Debt, less current portion (Note 9)	255,901	205,393
Derivative financial instruments, construction in progress (Note 15)	43,151	30,108
Capital leases and other	2,412	2,906
	625,702	384,892
Total liabilities	803,050	474,781
Minority Interest	—	—
Commitments and Contingencies (Note 17)		
Shareholders' Equity		
Preferred shares, no par value; 50,000,000 authorized and issuable in series		
Series A, 500,000 authorized, none issued and outstanding	—	—
Series B, 3,500,000 authorized, none issued and outstanding	—	—
Shares of beneficial interest, U.S.$1 par value; unlimited authorized; 17,099,899 issued and outstanding at December 31, 2003 and 16,874,899 at December 31, 2002	78,139	76,995
Additional paid-in capital, stock options	223	—
Retained earnings	49,196	52,789
Accumulated other comprehensive income (loss)	5,297	(4,815)
Total shareholders' equity	132,855	124,969
Total liabilities and shareholders' equity	€ 935,905	€ 599,750

The accompanying notes are an integral part of these financial statements.

(In Thousands of Euros, Except Per Share Data)

For the Years Ended December 31,	2003	2002	2001
Revenues			
Sales of pulp and paper	€ 182,456	€ 227,883	€ 205,001
Transportation	3,607	4,953	5,491
Other	8,493	6,296	5,955
	194,556	239,132	216,447
Cost of sales			
Pulp and paper	176,655	208,454	180,603
Transportation	3,035	5,009	4,076
Gross profit	14,866	25,669	31,768
General and administrative	19,323	24,979	18,436
Settlement expenses	1,041	—	—
Flooding grants, less losses and expenses	(957)	1,835	—
(Loss) income from operations	(4,541)	(1,145)	13,332
Other income (expense)			
Interest expense	(11,523)	(13,753)	(16,170)
Investment income	1,653	436	2,872
Derivative financial instruments			
Unrealized loss, construction in progress financing	(13,042)	(30,108)	—
Realized gain, construction in progress financing	743	—	—
Net gains (losses), other	28,467	23,429	(2,504)
Impairment of equity method investments	(2,255)	—	—
Impairment of available-for-sale securities	(5,570)	—	—
Other	—	3,590	(270)
Total other expense	(1,527)	(16,406)	(16,072)
Loss before income taxes and minority interest	(6,068)	(17,551)	(2,740)
Income tax (provision) benefit (Note 10)	(3,172)	264	(83)
Loss before minority interest	(9,240)	(17,287)	(2,823)
Minority interest	5,647	10,965	—
Net loss	€ (3,593)	€ (6,322)	€ (2,823)
Loss per share (Note 13)			
Basic	€ (0.21)	€ (0.38)	€ (0.17)
Diluted	€ (0.21)	€ (0.38)	€ (0.17)

The accompanying notes are an integral part of these financial statements.

Mercer International Inc.
Consolidated Statements
of Comprehensive
Income (Loss)

(In Thousands of Euros)

For the Years Ended December 31,	2003	2002	2001
Net loss	€ (3,593)	€ (6,322)	€ (2,823)
Other comprehensive income (loss)			
Foreign currency translation adjustment	2,501	2,186	(942)
Unrealized gains (losses) on securities			
Unrealized holding gains (losses) arising during the period	(201)	(3,615)	1,881
Reclassification adjustment for losses included in net loss	2,293	834	—
Reclassification adjustment for other than temporary decline in value	5,519	—	—
	7,611	(2,781)	1,881
Other comprehensive income (loss)	10,112	(595)	939
Comprehensive income (loss)	€ 6,519	€ (6,917)	€ (1,884)

The accompanying notes are an integral part of these financial statements.

Mercer International Inc.
Consolidated Statements
of Changes in Shareholders'
Equity

(In Thousands of Euros) For the Years Ended December 31, 2003, 2002 and 2001	Shares of Beneficial Interest					Accumulated Other Comprehensive Income (Loss)			
	Number of Shares	*Par Value*	*Amount Paid in Excess of Par Value*	*Additional paid-in capital, stock options*	*Retained Earnings*	*Foreign Currency Translation Adjustments*	*Unrealized Gains (Losses) on Securities*	*Total*	*Shareholders' Equity*
Balance at December 31, 2000	16,794,899	€ 12,781	€ 63,941	€ —	€ 61,934	€ 2,247	€ (7,406)	€ (5,159)	€133,497
Net loss	—	—	—	—	(2,823)	—	—	—	(2,823)
Other comprehensive income (loss)	—	—	—	—	—	(942)	1,881	939	939
Balance at December 31, 2001	16,794,899	12,781	63,941	—	59,111	1,305	(5,525)	(4,220)	131,613
Shares issued for cash	200,000	191	695	—	—	—	—	—	886
Repurchase of shares	(120,000)	(121)	(492)	—	—	—	—	—	(613)
Net loss	—	—	—	—	(6,322)	—	—	—	(6,322)
Other comprehensive income (loss)	—	—	—	—	—	2,186	(2,781)	(595)	(595)
Balance at December 31, 2002	16,874,899	12,851	64,144	—	52,789	3,491	(8,306)	(4,815)	124,969
Shares issued on exercise of stock options	225,000	202	942	(231)	—	—	—	—	913
Granting of stock options	—	—	—	454	—	—	—	—	454
Net loss	—	—	—	—	(3,593)	—	—	—	(3,593)
Other comprehensive income	—	—	—	—	—	2,501	7,611	10,112	10,112
Balance at December 31, 2003	17,099,899	€ 13,053	€ 65,086	€ 223	€ 49,196	€ 5,992	€ (695)	€ 5,297	€132,855

The accompanying notes are an integral part of these financial statements.

(In Thousands of Euros)

For the Years Ended December 31,	2003	2002	2001
Cash Flows from Operating Activities			
Net loss	€ (3,593)	€ (6,322)	€ (2,823)
Adjustments to reconcile net loss to cash flows from operating activities			
Loss on derivative financial instruments, construction in progress, net	12,299	30,108	—
Depreciation and amortization	24,105	25,614	22,966
Impairment of investments	7,825	—	—
Minority interest	(5,647)	(10,965)	—
Loss from equity investee	1,676	—	—
Stock compensation expense	454	—	—
Changes in current assets and liabilities			
Investments	298	4,356	514
Inventories	(7,534)	1,717	2,611
Receivables	(4,699)	18,238	8,233
Cumulative unrealized gains on derivatives	3,792	(3,329)	(463)
Accounts payable and accrued expenses	1,082	(12,661)	(292)
Other	1,382	(6,310)	(382)
Net cash from operating activities	31,440	40,446	30,364
Cash Flows used in Investing Activities			
Purchase of property, plant and equipment, net of investment grants	(325,257)	(199,171)	(6,962)
Sale of properties	48	4,394	—
Purchases of available-for-sale securities	—	(612)	(636)
Sale of available-for-sale securities	6,408	948	—
Purchase of a subsidiary, net of cash acquired	—	—	(2,055)
Disposal of a subsidiary	—	(1,156)	—
Other	342	(56)	—
Net cash used in investing activities	(318,459)	(195,653)	(9,653)
Cash Flows from (used in) Financing Activities			
Cash restricted	(11,113)	(14,866)	(6,615)
Increase in construction in progress costs payable	19,347	24,885	—
Decrease in operating pulp mill renovation costs payable	—	—	(1,008)
Proceeds from borrowings of notes payable and debt	367,588	183,017	6,503
Repayment of notes payable and debt	(68,581)	(23,725)	(28,962)
Repayment of capital lease obligations	(1,011)	(1,097)	(1,266)
Issuance of shares of beneficial interest	913	273	—
Equity and loans from minority shareholders	—	6,259	—
Net cash from (used in) financing activities	307,143	174,746	(31,348)
Effect of exchange rate changes on cash and cash equivalents	1,608	(1,019)	2,689
Net increase (decrease) in cash and cash equivalents	21,732	18,520	(7,948)
Cash and Cash Equivalents, beginning of year	30,261	11,741	19,689
Cash and Cash Equivalents, end of year	€ 51,993	€ 30,261	€ 11,741

The accompanying notes are an integral part of these financial statements.

Note 1. The Company and Summary of Significant Accounting Policies

Mercer International Inc. ("the Company") is a business trust organized under the laws of the State of Washington, U.S. Under Washington law, shareholders of a business trust have the same limited liability as shareholders of a corporation. The Company produces and markets pulp and paper products. The amounts in the notes are rounded to the nearest thousand of Euros except for the share and per share amounts.

Basis of Presentation

The consolidated financial statements include the accounts of the Company and its subsidiaries or investees in which the Company exercises control. Significant intercompany accounts and transactions have been eliminated.

Cash and Cash Equivalents

Cash and cash equivalents include highly liquid investments with original maturities of three months or less. The Company maintains cash balances in foreign financial institutions in excess of insured limits.

At December 31, 2003, €15,187 in cash was restricted by a lender to pay construction in progress costs payable. In addition, the Company had €44,180 of long-term restricted cash representing debt service reserve accounts required by long-term debt agreements.

Investments

Trading securities, consisting of marketable securities, are classified as current investments and are reported at fair values with realized gains or losses and unrealized holding gains or losses included in the results of operations.

The Company has certain equity investments in publicly traded companies in which it has less than 20% of the voting interest and in which it does not exercise significant influence. These securities are classified as available-for-sale securities and reported at fair values; based upon quoted market prices, with the unrealized gains or losses included as a separate component of shareholders' equity, until realized. If a loss in value in available-for-sale securities is considered to be other than temporary, the loss is recognized in the determination of net income. Available-for-sale securities have been classified as long-term investments.

The Company has certain equity investments in non-publicly traded companies in which it has less than 20% of the voting interest and in which it does not exercise significant influence. The Company monitors these securities for impairment and makes appropriate reductions in carrying values when necessary. These investments have been classified as long-term investments.

The cost of securities sold is based on the specific identification method to determine realized gains or losses.

Investments in entities where the Company owns between 20% and 50% of the voting interest, and in which the Company exercises significant influence are accounted for using the equity method. Under this method, the investment is initially recorded at cost then reduced by dividends and increased or decreased by the Company's proportionate share of the investee's net earnings or loss. The amount of earnings or losses from equity investees is included in other investment income.

Inventories

Inventories of pulp, paper and logs are valued at the lower of average cost and net realizable value. Other materials and supplies are valued at the lower of average cost and replacement cost.

Property, plant and equipment

Property, plant and equipment is stated at cost less accumulated depreciation. Depreciation of buildings and production equipment is based on the estimated useful lives of the assets and is computed using the straight-line method. Buildings are depreciated over 10 to 50 years and production equipment over 8 to 20 years. Repairs and maintenance are charged to expense as incurred. Expenditures for new facilities and those expenditures that substantially increase the useful lives of existing property, plant and equipment are capitalized, as well as interest costs associated with major capital projects until ready for their intended use. Construction in progress includes costs related to building the Stendal pulp mill in Germany and capitalized interest (Note 5).

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. To determine recoverability, the Company compares the carrying value of the assets to the estimated future undiscounted cash flows. Measurement of an impairment loss for long-lived assets held for use is based on the fair value of the asset.

The Company provides for asset retirement obligations when there are legislated or contractual bases for those obligations and fair value can be reasonably estimated. Due to the long-term nature of the underlying assets and discount rates, such amounts cannot currently be reliably estimated. Obligations, if any, are capitalized and amortized over the remaining useful life of the related operations.

Government Grants

The Company records investment grants from federal and state governments when they are received. Grants related to assets are government grants whose primary condition is that the company qualifying for them should purchase, construct or otherwise acquire long-term assets. Secondary conditions may also be attached restricting the type or location of the assets and/or other conditions must be met. Grants related to assets, when received, are deducted from the asset costs. Grants related to income are government grants which are either unconditional or related to the Company's normal business operations, and are reported as income when received.

Deferred Note Issuance Costs

Note issuance costs are deferred and amortized as expenses over the term of the related debt instrument.

Note 1. The Company and Summary of Significant Accounting Policies *(Continued)*

Foreign Operations and Currency Translation

The Company translates foreign assets and liabilities of its subsidiaries, other than those denominated in Euros, at the rate of exchange at the balance sheet date. Revenues and expenses are translated at the average rate of exchange throughout the year. Gains or losses from these translations are reported as a separate component of other comprehensive income (loss), until all or a part of the investment in the subsidiaries is sold or liquidated. The translation adjustments do not recognize the effect of income tax because the Company expects to reinvest the amounts indefinitely in operations.

Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the local functional currency are included in "General and administrative expenses" in the statement of operations, which amounted to €(1,664), €(3,026) and €3,361 for the years ended December 31, 2003, 2002 and 2001, respectively.

Effective January 1, 2002, the Company changed its reporting currency from the U.S. dollar to the Euro (except for currency amounts as contractually required). The reason for this change was because a significant majority of the Company's assets and operations are located in Germany where the currency is the Euro. The Company's functional currency and reporting currency are now the same. Prior years' financial statements had been reported in U.S. dollars, but have been restated into Euros using the guidance of Statement of Financial Accounting Standards ("SFAS") No. 52, "Foreign Currency Translation." Therefore, the financial statements for prior years depict the same trends as the previous financial statements presented in U.S. dollars.

Revenue and Related Cost Recognition

The Company recognizes revenue from product sales, transportation and other when persuasive evidence of an arrangement exists, the sales price is fixed or determinable, title of ownership and risk of loss have passed to the customer and collectibility is reasonably assured. Sales are reported net of discounts and allowances. Amounts charged to customers for shipping and handling are recognized as revenue. Shipping and handling costs incurred by the Company are included in cost of sales.

Environmental Conservation

Liabilities for environmental conservation are recorded when it is probable that obligations have been incurred and their fair value can be reasonably estimated. Any potential recoveries of such liabilities are recorded when there is an agreement with the reimbursing entity and recovery is assessed as likely to occur.

Stock-Based Employee Compensation

The Company has a stockbased employee compensation plan, which is described more fully in Note 11. The Company accounts for the plan under the recognition and measurement principles of APB Opinion No. 25 ("APB 25"), "Accounting for Stock Issued to Employees," and related interpretations. In 2002, no stockbased employee compensation cost is reflected in net loss, as all options granted under the plan had an exercise price equal to or greater than the market value of the underlying common stock on the date of grant. In 2003, the

Company granted stock options to its Chief Financial Officer to acquire up to 100,000 shares of beneficial interest of the Company. At the date of the granting, the market value of the options was greater than the exercise price. Accordingly, the intrinsic value of the stock options was recognized as a stock-based compensation expense in accordance with APB 25 and included in the consolidated statements of operations. The following table illustrates the effect on net loss and loss per share if the Company had applied the fair value recognition provisions of SFAS No. 123, "Accounting for StockBased Compensation," to stockbased employee compensation.

		2003		2002		2001
Net Loss						
As reported	€	(3,593)	€	(6,322)	€	(2,823)
Deduct: Total stockbased employee compensation expense determined under fair value based methods for all for all awards, net of any related tax effects		(29)		(9)		(3,213)
Add: Reversal of stock-based compensation expense recognized under APB Opinion No. 25		14		—		—
Pro forma	€	(3,608)	€	(6,331)	€	(6,036)

		2003		2002		2001
Basic Loss Per Share						
As reported	€	(0.21)	€	(0.38)	€	(0.17)
Pro forma	€	(0.21)	€	(0.38)	€	(0.36)
Diluted Loss Per Share						
As reported	€	(0.21)	€	(0.38)	€	(0.17)
Pro forma	€	(0.21)	€	(0.38)	€	(0.36)

The fair value of each option granted is estimated on the grant date using the Black Scholes Model. The assumptions used in calculating fair value are as follows:

	2003	2002	2001
Risk-free interest rate	2.0%	8.03%	—
Expected life of the options	3 years	3 years	—
Expected volatility	32.4%	34.7%	—
Expected dividend yield	0.0%	0.0%	—

No stock options were granted in fiscal 2001 (Note 12).

Taxes on Income

Income taxes are reported under SFAS No. 109, "Accounting for Income Taxes", and, accordingly, deferred income taxes are recognized using the asset and liability method, whereby deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carry forwards.

Note 1. The Company and Summary of Significant Accounting Policies *(Continued)*

Valuation allowances are provided if, after considering available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

Derivative Financial Instruments

The Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"), effective January 1, 2001. All derivative financial instruments are marked-to-market and any resulting unrealized gains and losses on such derivative contracts are recorded in cumulative derivative gains, accounts payable and accrued expenses and derivative financial instruments, construction in progress, on the Company's consolidated balance sheets.

The Company enters into derivative financial instruments, including foreign currency forward contracts and swaps and interest rate swaps, caps and forward rate agreements, to limit exposures to changes in foreign currency exchange rates and interest rates. These derivative instruments are not designated as hedging instruments under SFAS No. 133 and, accordingly, any change in their fair value is recognized in other income (expense) in the consolidated statements of operations.

Loss Per Share

Basic loss per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding in the period. Diluted loss per share takes into consideration common shares outstanding (computed under basic earnings per share) plus potentially dilutive common shares. Dilutive common shares consist of stock options, warrants and convertible notes.

Reclassifications

Certain prior year amounts in the consolidated financial statements have been reclassified to conform to the current year presentation.

Estimates

The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Estimates are used for, but not limited to, the accounting for doubtful accounts, depreciation and amortization, asset impairments, derivative financial instruments, environmental conservation, income taxes, and contingencies. Actual results could differ from these estimates.

New Accounting Standards

In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 143, "Accounting for Asset Retirement Obligations" ("SFAS 143"), which addresses financial accounting and reporting for obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) the normal operation of long-lived assets, except for certain obligations of leases. SFAS 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded an entity capitalizes the cost by increasing the carrying amount of the related long-lived assets. Over time the liability is accreted to its present value each period, and the capitalized cost is amortized over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. SFAS 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002 with earlier application encouraged. Adoption of this standard did not have a material effect on the Company's results of operations, financial position or disclosures.

In November 2002, the FASB issued FASB Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others". FIN 45 requires that upon issuance of a guarantee, a guarantor must recognize a liability for the fair value of an obligation assumed under a guarantee. FIN 45 also requires additional disclosures by a guarantor in its interim and annual financial statements about the obligations associated with guarantees issued. The disclosure requirements of FIN 45 were effective for financial statements for period ending after December 15, 2002. The Company adopted the disclosure requirements of FIN 45 in fiscal 2002. The initial recognition and measurement provisions of FIN 45 are effective for any guarantees that are issued or modified after December 31, 2002. The Company adopted the recognition and measurement requirements of FIN 45 in fiscal 2003, which had no material impact on its results of operations, financial position or liquidity.

In January 2003, the FASB issued Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities", an Interpretation of ARB No. 51. FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after December 15, 2003 however, earlier adoption is permitted. The Company adopted FIN 46 on July 1, 2003. Adoption of this standard did not have a material effect on the Company's results of operations, financial position or disclosures.

In April 2003, SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities," was issued. In general, this statement amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. The Company adopted SFAS No. 149 on July 1, 2003. Adoption of this standard did not have a material impact on the Company's financial position or disclosures.

In May 2003, SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity", was issued. In general this statement requires that those instruments be classified as liabilities rather than equity on the balance sheet. The Company adopted this standard on July 1, 2003. Adoption of this standard did not have a material impact on the Company's financial position or disclosures.

Note 2. Investments

Investments - Current

As of December 31, 2003, an investment in common shares of one company represents 100% of the total value of trading securities. As of December 31, 2002, an investment in common shares of one company represents 95% of the total value of trading securities. The change in net unrealized holding gains (losses) on trading securities which has been included in earnings was €184, €(501) and €1,383 during 2003, 2002 and 2001, respectively.

Investments - Non-Current

Equity securities of two companies represented 96% and 98% of the total available-for-sale securities at December 31, 2003 and 2002, respectively.

The proceeds from sales of these securities amounted to €6,408, €948 and none which resulted in realized gains of €682, €66 and none during 2003, 2002 and 2001, respectively. The fair value of available-for-sale securities included on the balance sheets at December 31, 2003, 2002 and 2001, was €1,021, €4,727 and €8,202, respectively. The cost of these securities was €1,716, €13,033 and €13,727 which resulted in unrealized losses being recorded in comprehensive income of €(695), €(8,306) and €(5,525) at December 31, 2003, 2002 and 2001, respectively. Also, included in long-term investments were equity securities stated at cost of €623 and €865 at December 31, 2003 and 2002, respectively, which did not have a readily determinable fair value. However, management believes that the estimated market value is not less than the carrying value.

Equity method investments

At December 31, 2002, the Company exchanged its 80% interest in Landqart AG ("Landqart") for a 49% interest in Equitable Industries Limited Partnership ("Equitable"), resulting in a 39% indirect interest in Landqart. The Company recorded this non-monetary exchange based on the carrying value of Landqart, resulting in no gain or loss being recorded.

In the year ended December 31, 2003, in addition to recognition of equity losses, an impairment charge of €2,255 was taken to reflect uncertainty about value.

Note 3. Receivables

December 31	2003	2002
Sale of pulp and paper products		
(net of allowance of €137 and €115, respectively)	€ 16,854	€ 13,582
Value added tax	11,250	7,096
Other	4,181	7,454
	€ 32,285	€ 28,132

The Company reviews the collectability of receivables on a periodic basis. The Company maintains an allowance for doubtful accounts at an amount estimated to cover the potential losses on the receivables. Any amounts that are determined to be uncollectible are charged off against the allowance. The amounts of allowance and charge-off are based on the Company's evaluation of numerous factors, including the payment history and financial position of the debtors. The Company does not generally require collateral for any of its receivables.

Note 4. Inventories

December 31	2003	2002
Pulp and paper		
Raw materials	€ 16,203	€ 10,394
Work in process and finished goods	7,706	5,981
	€ 23,909	€ 16,375

Note 5. Property, plant and equipment

December 31	2003	2002
Land	€ 8,034	€ 7,945
Buildings	13,504	12,490
Production and other equipment	336,204	335,738
	357,742	356,173
Less: Accumulated depreciation	(115,799)	(100,753)
	241,943	255,420
Construction in progress	503,235	186,570
	€ 745,178	€ 441,990

Construction in progress represents the costs incurred (including €17,407 and €3,134 of debt interest capitalized in 2003 and 2002, respectively) to build a 552,000 tonne softwood kraft pulp mill located in Stendal, Germany. A subsidiary that is owned 63.6% by the Company is building the mill and will operate it on completion. Management estimates the total cost of the mill will be approximately €1,000,000. Under German legislation, non-repayable grants are provided to qualifying businesses that comply with the terms of the grants and are operating in eastern Germany to finance capital investments and when received, they will reduce the overall cost. As at December 31, 2003, the Company has total claims of approximately €82,085 in construction grants which are expected to be received prior to the end of 2004.

Included in production and other equipment is equipment under capital leases which had gross amounts of €6,645 and €5,693, and accumulated depreciation of €4,185 and €3,113, respectively, as at December 31, 2003 and 2002. During the years 2003, 2002 and 2001, production and other equipment totaling €2,809, €385 and €685, respectively, was acquired under capital lease obligations.

Note 6. Accounts Payable and Accrued Expenses

December 31	2003	2002
Trade payables	€ 12,241	€ 13,691
Accounts payable and other	12,697	12,494
Accrued expenses	11,320	4,378
Derivative contracts	1,156	2,303
	€ 37,414	€ 32,866

Note 7. Notes Payable

At December 31, 2002, the Company had a note payable to a financial institution in the amount of €15,000 relating to the Company's investment in the Stendal pulp mill project. The note payable was repaid in October 2003.

The Company also has a note payable to banks of €1,377 and €832 at December 31, 2003 and 2002, respectively. The notes bear interest at a rate of 5.25% as at December 31, 2003.

Note 8. Debt - Construction in Progress

As part of the Company's total Stendal credit facility (Note 9), the Company has secured a line of credit specifically to finance a portion of construction in progress that will be recovered by way of government grants (Note 5). The interest rate is described in Note 9 and the balance will be extinguished upon receipt of the grants. As at December 31, 2003, €80,000 had been advanced to the Company, and €74,000 of applications for grant recoveries were outstanding.

Note 9. Long-Term Debt

Long-term debt consists of the following:

December 31	2003	2002
Note payable to bank, included in a total credit facility of €827,950 to finance our construction in progress related to the Stendal pulp mill, interest at rates varying from Euribor plus 0.90% to Euribor plus 1.85% (rates on amounts of borrowing at December 31, 2003 range from 3.0% to 4.0%), principal due in required installments beginning September 30, 2006 until September 30, 2017, collateralized by the assets of the Stendal pulp mill, and at December 31, 2003, restricted cash amounting to €19,074, with 48% and 32% guaranteed by the Federal Republic of Germany and the State of Sachsen-Anhalt, respectively, of up to €586,550 of outstanding principal balance, subject to a debt service reserve account required to pay amounts due in the following twelve months under the terms of credit facility (none required at December 31, 2003); payment of dividend is permitted if certain cash flow requirements are met. A €80,000 special purpose tranche is described in Note 8.	€ 314,400	€ 101,000

Loans payable to minority shareholders of Stendal pulp mill, interest at 7% payable in September 2006 then payable semi-annually beginning March 2007, unsecured, subordinated to all liabilities of the Stendal pulp mill, due in 2017, €5,647 and €4,707 of Stendal's net loss was applied to these loans in 2003 and 2002 due to a right of offset under German law	9,838	15,485
Note payable to bank relating to the Company's investment in the Stendal pulp mill project. Repaid in October 2003.	—	30,000
Debt, construction in progress.	324,238	146,485
Note payable to bank, interest at rates varying from 4.5% to 6.8% at December 31, 2003, principal due in semi-annual installments based on a percentage of the final loan amount beginning at 2.4% to 5.1%, until the note is due on September 30, 2013, collateralized by receivables (amounting to €13,716 and €10,522 at December 31, 2003 and 2002, respectively), inventory (amounting to €15,791 and €10,885 at December 31, 2003 and 2002, respectively) and a subsidiary's operating pulp mill assets with 48% and 32% principal plus interest guaranteed by the Federal Republic of Germany and the State of Thuringia, respectively; restricted cash amounted to €25,106 and €19,721 at December 31, 2003 and 2002, respectively, in connection with this borrowing; payment of dividends by the subsidiary is permitted if certain cash flow requirements are met. This borrowing was used to finance the completed conversion of the operating pulp mill	191,653	204,855
Subordinated convertible notes due October 2010, interest at 8.5% accrued and payable semi-annually, convertible at any time by the holder into shares of beneficial interest of the Company at U.S. $7.75 per share, unsecured. The Company may redeem for cash all or a portion of these notes at any time on or after October 15, 2008 at 100% of the principal amount of the notes plus accrued and unpaid interest up to the redemption date, the holders of the convertible notes will have the option to require the Company to purchase for cash all or a portion of the notes not previously redeemed upon a specified change of control at a price equal to 100% of the principal amount of the notes, plus accrued and unpaid interest, the notes are not subject to any sinking fund requirements.	65,496	—
Note payable to bank, interest at Euribor plus 4.5% (rate on amount of borrowing at December 31, 2003, is 7.4%), unsecured, due in semi-annual installments beginning in March 2004, due in 2013	7,600	5,158
Notes payable to a bank, interest at 4.15% and 4.3% at December 31, 2003, secured by paper mill property, inventory and guarantee, due in semi-annual installments beginning in June 2005, due in December 2012	3,500	—
Notes payable to a bank, interest at 2.65% at December 31, 2003, secured by paper mill property and guarantee, due in quarterly instalments beginning in December 2004, due in June 2013	2,500	—
Note payable to a company, interest at 6%, due February 26, 2004, unsecured	953	8,582
Debenture payable, repaid during 2003.	—	3,104
	271,702	221,699
Less: Current portion	(15,801)	(16,306)
Debt, other operations	255,901	205,393
Total	€ 580,139	€ 351,878

Note 9. Long-Term Debt *(Continued)*

As of December 31, 2003, the principal maturities of long-term debt are as follows:

Matures	Amount
2004	€ 15,801
2005	16,461
2006	35,903
2007	43,943
2008	43,770
Thereafter	440,062
	€ 595,940

Consisting of:	Amount
Debt, construction in progress	€ 324,238
Debt, other operations before current portion	271,702
	€ 595,940

For information on derivative financial instruments, see Note 15.

Interest paid amounted to €25,441 in 2003, €13,984 in 2002 and €15,854 in 2001.

Note 10. Income Taxes

The provision for income taxes is current and consists entirely of non U.S. taxes for the years ended December 31, 2003, 2002 and 2001, respectively.

Differences between the U.S. Federal Statutory and the Company's effective rates are as follows:

Year Ended December 31	2003	2002	2001
U.S. Federal statutory rates on loss from operations benefit	€ 2,063	€ 5,967	€ 932
Tax differential on foreign income (loss)	(66)	474	3,521
Valuation allowance	(1,992)	(6,356)	(6,138)
Provision for tax reassessments	(2,962)	—	—
Other	(215)	179	1,602
	€ (3,172)	€ 264	€ (83)

Deferred tax assets are composed of the following:

December 31	2003	2002
German tax loss carryforwards	€ 62,672	€ 68,917
Basis difference between income tax and financial reporting with respect to German operating pulp mill	1,079	742
Derivative financial instruments	16,251	10,983
U.S. tax loss carryforwards	4,481	5,440
	84,483	86,082
Valuation allowance	(74,503)	(75,945)
Net deferred tax asset	€ 9,980	€ 10,137

Subsequent to year end the Company initiated action to merge certain German subsidiary companies retroactive to November 30, 2003. The above table reflects balances that existed as at December 31, 2003. Further, the Company's subsidiaries in Germany are the subject of income tax audits in Germany on a continuing basis which may result in changes to the amounts in the above table. Because of this and other uncertainties regarding future amounts of taxable income in Germany, the Company has provided a valuation reserve for much of its German deferred tax assets. However, management believes that, while realization of the net deferred tax asset in Germany is not assured, it is more likely than not that it will be realized.

The Company's U.S. losses carried forward amount to approximately €13,179 at December 31, 2003, and will expire in years ending in 2021, if not used. Management believes that these tax loss carryforwards are not likely to be utilized under current circumstances and has fully reserved any resulting potential tax benefit.

Income (loss) from foreign source operations amounted to €5,270, €(3,275) and €2,366 for the years ended December 31, 2003, 2002 and 2001, respectively. These amounts are intended to be indefinitely reinvested in operations. Since available-for-sale securities are primarily securities held by foreign subsidiaries and the proceeds are expected to be reinvested, no tax has been provided in the determination of other comprehensive income for the years ended December 31, 2003, 2002 and 2001.

Income taxes paid amounted to €309, €895 and €83 in 2003, 2002 and 2001, respectively.

Note 11. Shareholders' Equity

In December 2003, the Company adopted a shareholder protection rights plan to replace its current plan which expired on December 31, 2003. The new plan is on substantially similar terms as the Company's prior rights plan and will expire on December 31, 2005. Under the new plan, the Company issued one attached preferred share purchase right for each outstanding share of beneficial interest. A total of 17,099,899 rights were issued which allow the holder to acquire from the Company one one-hundredth of a share of Series A Junior Participating Preferred Stock at a price of U.S. $75 per one one-hundredth of a preferred share. The Company has the right to repurchase the rights for U.S. $0.01 each.

The Company has reserved 110,000 Series A Junior Participating Preferred Shares in connection with the rights. The preferred shares are entitled to quarterly dividends of U.S. $10 per share and have 100 votes per share. However, the preferred shares will be entitled to an aggregate dividend of 100 times any dividends declared on shares of beneficial interest and an aggregate of 100 times any payment to shares of beneficial interest on merger or liquidation.

Also, during a prior year, the Company authorized the issuance of 3.5 million shares of Cumulative Retractable Convertible Preferred Shares, Series B at a price of U.S. $20 per share. These shares have a cumulative dividend rate of up to 4%, a liquidation preference of $20 per share plus unpaid dividends, a redemption right beginning January 1, 2004, at $20 per share plus unpaid dividends, and may convert up to 10% of the issued and outstanding shares into shares of beneficial interest based on dividing the issue price plus unpaid dividends by $20 per share.

Note 12. Stock-Based Compensation

The Company has a non-qualified stock option plan which provides for options to be granted to officers and employees to acquire a maximum of 3,600,000 shares of beneficial interest including options for 130,000 shares to trustees who are not officers or employees.

During 2003, options to acquire 100,000 shares of beneficial interest at U.S. $5.65 per share were granted to an officer of the Company which vest one-third at grant date and one-third each for the next two years. These options expire in ten years. The weighted fair value of these options was U.S. $1.70 each. Another 100,000 options were surrendered by the president of the Company and cancelled. Options to acquire 100,000 shares of beneficial interest at U.S.$6.375 per share were granted to another officer of the Company. The weighted fair value of these options was U.S.$0.57 each. Options to acquire 272,500 shares of beneficial interest were cancelled as a result of the termination of employment of the officers and employees and the resignation of a trustee.

During 2002, options to acquire 18,000 shares of beneficial interest at U.S. $7.46 per share were granted to trustees of the Company which vest one-third at the grant date and one-third each of the next two years. The options expire in ten years. The weighted fair value of these options was U.S. $2.07 each. The options granted to one trustee expired upon his resignation in 2002.

Following is a summary of the status of the plan during 2003, 2002 and 2001:

(Exercise Price In U.S. Dollars)	*Number of Shares*	*Weighted Average Exercise Price*
Outstanding at December 31, 2001 and 2000	2,206,000	$ 7.67
Granted	18,000	7.46
Cancelled	(6,000)	7.46
Outstanding at December 31, 2002	2,218,000	7.67
Granted	200,000	6.01
Cancelled	(372,500)	9.83
Outstanding at December 31, 2003	2,045,500	$ 7.12

In 2003, the Company and one of its major shareholders entered into a settlement agreement pursuant to which, among other things, the Company issued options to acquire an aggregate of 375,000 shares of beneficial interest of the Company exercisable at a price of U.S.$4.53 per share expiring between September 22, 2003 and June 20, 2004, of which options to acquire 225,000 shares of beneficial interest were exercised in 2003, and options to acquire 150,000 shares of beneficial interest were outstanding as of December 31, 2003. The total fair value of these stock options were €440, which is estimated on the grant date using the Black-Scholes model, based on the risk-free interest rate of 0.60%, expected life of 0.28 years, expected volatility of 20.84% and expected dividend yield of 0%. The fair value of these stock options are included in settlement expense in the consolidated statements of operations.

Following is a summary of the status of options outstanding at December 31, 2003:

Outstanding Options				Exercisable Options	
Exercise Price Range (In U.S. Dollars)	*Number*	*Weighted Average Remaining Contractual Life*	*Weighted Average Exercise Price*	*Number*	*Weighted Average Exercise Price (In U.S. Dollars)*
$ 4.53	150,000	0.5	$ 4.53	150,000	$ 4.53
5.65 - 6.375	1,775,000	6.2	6.32	1,708,333	6.34
7.46	6,000	8.3	7.46	4,000	7.46
8.50 - 11.66	141,000	3.4	8.63	141,000	8.63
16.89 - 17.53	123,500	1.5	16.92	123,500	16.92

Note 13. Loss Per Share

Loss per share data for years ended December 31 is summarized as follows:

	2003	2002	2001
Net loss	€ (3,593)	€ (6,322)	€ (2,823)

Shares	2003	2002	2001
Weighted average number of shares outstanding — basic and diluted	16,940,858	16,774,515	16,874,899

For 2003, subordinated convertible notes were not included in the computation of diluted loss per share because they were anti-dilutive. For 2003, 2002 and 2001, options and warrants were not included in the computation of diluted loss per share because they were anti-dilutive.

Note 14. Business Segment Information

The Company operates in two reportable business segments: pulp and paper. The segments are managed separately because each business requires different production and marketing strategies.

The pulp segment consists of a single operating mill located in Germany which produces and markets kraft pulp. The paper segment consists of two mills located in Germany. In 2002 the paper segment also consisted of a mill located in Switzerland. As of December 31, 2002, this mill became an equity investee with its losses included as one line item on the consolidated statements of operations in 2003.

Both segments operate in industries which are cyclical in nature and their markets are affected by fluctuations in supply and demand in each cycle. These fluctuations have significant effect on the cost of materials and the eventual sales prices of products.

Note 14. Business Segment Information *(Continued)*

Summarized financial information concerning the segments is shown in the following table:

	Pulp	Paper	Total
2003			
Sales to external customers	€ 126,594	€ 55,862	€ 182,456
Intersegment net sales	2,335	—	2,335
Depreciation and amortization	21,881	2,026	23,907
Segment income (loss) including net gain on financial derivative instruments for pulp operations of €29,210	18,006	(2,814)	15,192
Segment assets, excluding pulp mill construction in progress of €555,966	374,738	30,523	405,261
Capital expenditures, excluding pulp mill construction in progress of €399,403	6,869	7,778	14,647
Reconciliations			
Loss:			
Total income for reportable segments			€ 15,192
Elimination of intersegment profits			5,532
Net loss on financial derivative instruments, construction in progress financing			(12,299)
Impairment of investments			(7,825)
Unallocated amounts, other corporate expenses			(6,668)
Consolidated loss before income taxes and minority interest			€ (6,068)
Assets:			
Total assets for reportable segments			€ 405,261
Stendal pulp mill under construction			555,966
Intersegment investments and receivables			(42,911)
Other unallocated amounts			17,589
Consolidated total assets			€ 935,905
2002			
Sales to external customers	€ 130,173	€ 97,710	€ 227,883
Intersegment net sales	4,878	—	4,878
Depreciation and amortization	21,567	3,991	25,558
Segment income (loss) including gain on financial derivative instruments for pulp operations of €23,429	16,557	(1,928)	14,629
Segment assets, excluding pulp mill construction in progress of €225,386	405,002	29,438	434,440
Capital expenditures, excluding pulp mill construction in progress of €186,570	8,426	5,374	13,800
Reconciliations			
Loss:			
Total income for reportable segments			€ 14,629
Elimination of intersegment profits			3,391
Loss on financial derivative instruments, construction in progress financing			(30,108)
Unallocated amounts, other corporate expenses			(5,463)
Consolidated loss before income taxes and minority interest			€ (17,551)
Assets:			
Total assets for reportable segments			€ 434,440
Stendal pulp mill under construction			223,386
Intersegment investments and receivables			(67,476)
Other unallocated amounts			9,400
Consolidated total assets			€ 599,750

	Pulp	Paper	Total
2001			
Sales to external customers	€ 146,245	€ 58,756	€ 205,001
Intersegment net sales	5,795	—	5,795
Depreciation and amortization	21,422	1,492	22,914
Segment income (loss) including loss on financial derivative instruments for pulp operations of €2,504	4,546	(3,230)	1,316
Segment assets	374,287	53,198	427,485
Capital expenditures	7,416	2,681	10,097
Reconciliations			
Loss:			
Total income for reportable segments			€ 1,316
Elimination of intersegment profits			2,541
Unallocated amounts, other corporate expenses			(6,597)
Consolidated loss before income taxes			€ (2,740)
Assets:			
Total assets for reportable segments			€ 427,485
Intersegment receivable			(7,365)
Other unallocated amounts			9,473
Consolidated total assets			€ 429,593

The following table presents net sales to external customers by geographic area based on location of the customer.

	2003	2002	2001
Germany	€ 80,306	€ 88,809	€ 94,486
Italy	46,609	46,027	50,016
Other European Union countries	29,936	31,631	21,938
Eastern European and other	25,605	61,416	38,561
	€ 182,456	€ 227,883	€ 205,001

The following table presents total assets by geographic area based on location of the asset.

	2003	2002	2001
Germany	€ 918,316	€ 590,350	€ 395,794
Other	17,589	9,400	33,799
	€ 935,905	€ 599,750	€ 429,593

In 2003, pulp sales to one customer amounted to 11% of total pulp sales, pulp sales to one customer amounted to 12% of total pulp sales in 2002, and pulp sales to two customers amounted to 22% in 2001.

Note 15. Financial Instruments

The fair value of financial instruments at December 31 is summarized as follows:

	2003		2002	
	Carrying Amount	*Fair Value*	*Carrying Amount*	*Fair Value*
Cash and cash equivalents	€ 51,993	€ 51,993	€ 30,261	€ 30,261
Cash restricted	59,367	59,367	48,254	48,254
Notes payable	1,377	1,377	15,832	15,832
Long-term debt and debt, construction in progress	675,940	675,940	368,184	368,184
Interest rate derivative contract liability, construction in progress	43,151	43,151	30,108	30,108
Currency and other interest rate derivative contracts - asset	743	743	3,792	3,792
Currency and other interest rate derivative contracts - liability	1,156	1,156	2,303	2,303

In common with other pulp and paper companies, sales are made basis U.S. dollars. As a result of these transactions the Company has financial risk that the value of the Company's financial instruments will vary due to fluctuations in foreign exchange rates, and the degree of volatility of these rates.

The carrying value of cash and cash equivalents approximates the fair value due to its short-term maturity. The fair value of cash restricted was equal to its carrying amount because it is in an account which bears a market rate of interest. The fair value of notes payable and long-term debt was determined using discounted cash flows at prevailing market rates. The fair values of the interest rate and foreign currency exchange contracts are obtained from dealer quotes. These values represent the estimated amount the Company would receive or pay to terminate agreements taking into consideration current interest rates, the creditworthiness of the counterparties and current foreign currency exchange rates.

At December 31, 2003, the Company has entered into certain variable-to-fixed interest rate swaps in connection with the construction in progress in Stendal with respect to an aggregate maximum amount of approximately €612,619 of the principal amount of the long-term indebtedness under the Stendal loan facility. The aggregate notional amount of these contracts ranges from €341,882 to €612,619, interest rates range from 3.795% to 5.28% and they mature from May 2004 to October 2017 (the maturity of the Stendal loan facility). The Company recognized a loss of €13,042 and €30,108 with respect to these interest rate swaps for the year ended December 31, 2003 and 2002, respectively. The Company also entered into a currency forward contract in connection with construction in progress in Stendal in 2003 and recognized a gain of €743. There was no currency forward contract outstanding at December 31, 2003.

At December 31, 2003, the Company has entered into certain currency swaps with an aggregate notional amount of €Nil and recognized a gain of €24,059 and €23,595 with respect to these currency swap contracts for the year ended December 31, 2003 and 2002, respectively.

At December 31, 2003, the Company has entered into certain currency forward contracts with an aggregate notional amount of €Nil and recognized a gain of €4,519 and €2,137 with respect to these currency forward contracts for the year ended December 31, 2003 and 2002, respectively.

At December 31, 2003, the Company has entered into certain interest rate contracts with an aggregate notional amount of €153,389, maturing September 2007 and recognized a loss of €111 and €2,303 with respect to these interest rate cap contracts for the year ended December 31, 2003 and 2002, respectively.

The Company does not have significant exposure to any individual customer or counterparty. Concentrations of credit risk on the sale of paper and pulp products are with customers based in Germany, Italy, other European countries, and other. The Company has entered into interest rate and foreign exchange derivative instruments in connection with certain of its long-term debt (Note 9). The contracts are with the same banks which hold the debt and the Company does not anticipate non-performance by the banks.

Note 16. Lease Commitments

Minimum lease payments under capital and non-cancelable operating leases and the present value of net minimum payments at December 31, 2003 were as follows:

	Capital Leases	*Operating Leases*
2004	€ 1,932	€ 2,097
2005	1,510	1,750
2006	344	1,399
2007	214	3,224
2008	239	56
Thereafter	—	80
Total	4,239	€ 8,606
Less imputed interest	193	
Total present value of minimum capitalized payments	4,046	
Less current portion of capital lease obligations	1,843	
Long-term capital lease obligations	€ 2,203	

Rent expense under non-cancelable operating leases was €2,231, €1,876 and €1,587 for 2003, 2002 and 2001, respectively. The current portion of the capital lease obligations is included in accounts payable and accrued expenses and the long-term portion is included in capital leases and other in the consolidated balance sheets.

Note 17. Commitments and Contingencies

At December 31, 2003 and 2002, the Company recorded a liability for environmental conservation expenditures of €1,848 and €2,309, respectively. Management believes the liability amount recorded is sufficient.

Note 17. Commitments and Contingencies *(Continued)*

The Company is required to pay certain charges based on water pollution levels at its mills. Unpaid charges can be reduced by investing in qualifying equipment that results in less water pollution. The Company believes that equipment investments already made will offset most of these charges, although it has not received final determination from the appropriate authorities. Accordingly, a liability for these water charges has only been recognized to the extent that equipment investments have not been made.

The Company is involved in various matters of litigation arising in the ordinary course of business. In the opinion of management, the estimated outcome of such issues will not have a material effect on the Company's financial statements.

Note 18. Certain Relationships

Prior to June, 1996, MFC Bancorp ("MFC") was the Company's 92% owned subsidiary. In June, 1996, the Company distributed shares of MFC to its shareholders by way of a special dividend in kind and spun off approximately 83% of the issued shares of MFC. Prior to the spin off, MFC provided and arranged for the majority of the Company's financial requirements. From time to time, since then, the Company and MFC (and its affiliates) have entered into certain arm's length transactions.

A trustee and former Chief Financial Officer of the Company, became a Vice President of MFC in August, 2003 and resigned in December, 2003. For that period of time, MFC was considered to be a related party.

As at December 31, 2003 the Company was not related to MFC, but in recognition of the brief period of the trustee's joint interests:

- The Company has a current trade receivable of €1,400 from a subsidiary of MFC in connection with certain pulp sales made under normal market terms;
- The Company indirectly holds 37,000 common shares of MFC, representing an insignificant portion of the common shares of MFC;
- The Company has a loan receivable from a director of MFC in the amountof €245; and
- The Company and MFC are limited partners in a partnership which holds an 80% interest in Landqart. MFC assists with purchases and sales for Landqart.

During the year, the Company repaid a bridge loan obtained during 2002 from a Swiss banking subsidiary of MFC, and liquidated miscellaneous residual investment and credit accounts which it shared with MFC.

MFC has an indirect interest in an entity which holds a 7% interest in the Stendal Project.

(Thousands, Except per Share Amounts)

Quarterly Financial Data	Quarter Ended March 31	June 30	September 30	December 31
2003				
Net Sales	€ 50,401	€ 47,913	€ 45,822	€ 50,420
Gross profit	4,335	5,644	(69)	4,956
Income before extraordinary items and cumulative effect of a change in accounting	(10,922)	873	876	5,580
Income before extraordinary items and cumulative effect of a change in accounting, per share*	(0.65)	0.05	0.05	0.33
Net income (loss)	(10,922)	873	876	5,580
2002(1)				
Net Sales	€ 62,477	€ 63,660	€ 56,905	€ 56,090
Gross profit	7,516	11,540	7,969	(1,356)
Income before extraordinary items and cumulative effect of a change in accounting	(5,389)	18,545	(20,597)	1,119
Income before extraordinary items and cumulative effect of a change in accounting, per share*	(0.32)	1.08	(1.23)	0.07
Net income (loss)	(5,389)	18,545	(20,597)	1,119

*on a diluted basis

(1) The Company acquired the specialty paper mill in Landqart, Switzerland effective December 2001 and sold it effective December 2002. The amounts for 2002 include the results from the Landqart mill. As of December 31, 2002, our interest in the Landqart mill is no longer consolidated and is included in our financial results on an equity basis in 2003.

Annual Meeting

The Annual Shareholders' Meeting will be held on June 14, 2004.

Form 10 - K

Copies of the Form 10-K may be obtained by shareholders without charge by contacting: Mercer International Inc. Shareholder Information, c/o Suite 1790, 400 Burrard Street, Vancouver, British Columbia, Canada V6C 3A6; Telephone: (604) 684-1099.

Market for Registrant's Common Equity and Related Stockholder Matters

Market Information.

Our shares of beneficial interest are quoted for trading on the Nasdaq National Market under the symbol "MERCS" and listed in U.S. dollars on the Toronto Stock Exchange under the symbol "MRI.U". The following table sets forth the high and low reported sale prices of our shares on the Nasdaq National Market for each quarter in the two year period ended December 31, 2003, and for the period ended March 10, 2004:

Fiscal Quarter Ended	High	Low
2002		
March 31	$ 7.90	$ 6.05
June 30	$ 8.50	$ 6.40
September 30	$ 7.75	$ 5.16
December 31	$ 5.78	$ 4.75
2003		
March 31	$ 5.88	$ 4.40
June 30	$ 5.25	$ 4.15
September 30	$ 6.55	$ 4.60
December 31	$ 6.97	$ 5.87
2004		
Period ended March 10	$ 9.39	$ 6.31

Shareholder Information.

As at March 10, 2004, there were approximately 507 holders of record of our shares and a total of 17,174,566 shares were outstanding.

Dividend Information.

The declaration and payment of dividends is at the discretion of our board of trustees. Our board of trustees has not declared or paid any dividends on our shares in the past two years and does not anticipate declaring or paying dividends in the foreseeable future.

Equity Compensation Plans.

The following table sets forth information as at December 31, 2003 regarding: (i) our stock option plan under which options to acquire an aggregate of 3,600,000 of our shares may be granted; and (ii) a non-qualified stock option plan to acquire up to 375,000 of our shares:

	Number of Shares to be Issued Upon Exercise of Outstanding Options	*Weighted-average Exercise Price of Outstanding Options*	*Number of Shares Available for Future Issuance Under Plan*
Stock Option Plan	2,045,500	$ 7.12	230,500
Non-Qualified Stock Option Plan(1)	150,000	$ 4.53	Nil

(1) In August 2003, we issued options to purchase up to 375,000 Shares at a price of $4.53 per share to Guy W. Adams, GWA, and Saul E. Diamond under our 2003 non-qualified stock option plan in accordance with the terms of the settlement agreement with Greenlight Capital. GWA exercised its options in September 2003 and Mr. Adams and Mr. Diamond exercised their options in March 2004.

Directors and Executive Officers of the Registrant

As a Massachusetts trust, we are managed by "trustees", who have comparable duties and responsibilities as directors of corporations. Trustees are elected by shareholders at annual meetings for three-year terms. Each issued and outstanding share of beneficial interest is entitled to one vote at such meetings. Our trustees and executive officers as of April 2004 are as follows:

Jimmy S.H. Lee, age 46, has been a trustee since May 1985 and President and Chief Executive Officer since 1992. Previously, Mr. Lee served with MFC Bancorp Ltd. as a director from 1986, Chairman from 1987 and President from 1988 to December 1996, respectively.

William D. McCartney, age 48, has been a trustee since January 2003. Mr. McCartney has been President and a director of Pemcorp Management Inc., a management services company, since 1990. Mr. McCartney is a member of the Institute of Chartered Accountants in Canada.

Kenneth A. Shields, age 55, has been a trustee since August 2003. Mr. Shields was a founder of the institutional firm of Goepel Shields & Partners Inc., where he held the position of President and Chief Executive Officer. In April of 1998, the firm merged with McDermid St. Lawrence Securities Ltd. to become the investment firm of Goepel McDermid Inc. which was subsequently acquired, in January of 2001, by Florida-based Raymond James Financial, Inc. Mr. Shields currently serves as a member of the board of directors of Raymond James Financial, Inc. and serves as the President, Chief Executive Officer and a member of the board of directors of the Canadian subsidiary, Raymond James Ltd. Mr. Shields is also a director of TimberWest Forest Corp., a member of the Accounting Standards Oversight Council, and a Director of the Council for Business and the Arts in Canada. Additionally, Mr. Shields has served as past Chairman of the Investment Dealers Association of Canada and Pacifica Papers Inc., and is a former director of each of Slocan Forest Products Ltd. and the Investment Dealers Association of Canada.

Guy W. Adams, age 53, has been a trustee since August 2003. Mr. Adams is the managing member of GWA Advisors, LLC, GWA Investments, LLC ("GWA") and GWA Capital Partners, LLC, where he has served since 2002. GWA Advisors, LLC is a private equity investment firm and a holding company for Mr. Adams' private equity investments. GWA is an investment fund investing in publicly traded securities managed by GWA Capital Partners, LLC, a registered investment advisor. Prior to 2002, Mr. Adams was the President of GWA Capital, which he founded in 1996 to invest his own capital in public and private equity transactions, and a business consultant to entities seeking refinancing or recapitalization.

C.S. Moon, age 56, has been a trustee since June 1994. Mr. Moon is an independent consultant. He was formerly the Executive Director of Shin Ho Group of Korea, an international paper manufacturer headquartered in Korea until 1998. Mr. Moon joined Shin Ho Group in 1990 and previously served in managerial positions with Moo Kim Paper Manufacturing Co., Ltd. and Sam Yung Pulp Co., Ltd.

Graeme A. Witts, age 65, has been a trustee since December 2002. Mr. Witts organized Sanne Trust Company Limited, a trust company located in the Channel Islands, in 1988 and was managing director from 1988 to 2000, when he retired. Mr. Witts is also a fellow of the Institute of Chartered Accountants of England and Wales.

David M. Gandossi, age 46, has been Secretary, Executive Vice-President and Chief Financial Officer since August 15, 2003. Mr. Gandossi was formerly the Chief Financial Officer and Executive Vice-President of Formation Forest Products (a closely held corporation) since 2002. Mr. Gandossi previously served as Chief Financial Officer, Vice-President, Finance and Secretary of Pacifica Papers Inc., a North American specialty pulp and paper manufacturing company previously listed on the Toronto Stock Exchange, from December 1999 to August 2001 and Controller and Treasurer from June 1998 to December 1999. From June 1998 to August 31, 1998, he also served as Secretary to Pacifica Papers Inc. From March 1998 to June 1998, Mr. Gandossi served as Controller, Treasurer and Secretary of MB Paper Ltd. From April 1994 to March 1998, Mr. Gandossi held the position of Controller and Treasurer with Harmac Pacific Inc., a Canadian pulp manufacturing company previously listed on the Toronto Stock Exchange. Mr. Gandossi is a member of the Institute of Chartered Accountants in Canada.

Wolfram Ridder, age 41, was appointed a managing director of Stendal in September 2002. Mr. Ridder was the principal assistant to our Chief Executive Officer from November 1995 until September 2002.

Our Board of Trustees has developed corporate governance guidelines to ensure good corporate governance and the Company believes that it is in compliance with the corporate governance requirements of the Sarbanes-Oxley Act of 2002.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

We appointed Deloitte & Touche LLP as our new independent auditors in place of Peterson Sullivan PLLC effective July 14, 2003. We also appointed Deloitte & Touche as the auditors for our significant subsidiaries. The appointment of Deloitte & Touche was approved by the audit committee of our board of trustees and the board of trustees. We received shareholder ratification of the appointment of Deloitte & Touche at our annual meeting held on August 22, 2003. The dismissal of Peterson Sullivan as our independent auditors was not the result of any disagreement between us and Peterson Sullivan on any matter. Peterson Sullivan has provided an unqualified audit opinion in connection with our annual financial statements for the periods ended December 31, 2002. For more information, see our Form 8-K/A dated August 6, 2003 filed with the SEC on August 7, 2003, and proxy statement dated as of and filed with the SEC on August 11, 2003.

Mercer International Inc.

Corporate Information

CORPORATE OFFICE

14900 Interurban Avenue South
Suite 282
Seattle, Washington
USA 98168
Telephone: (206) 674 4639
Facsimile: (206) 674 4629
E-mail: info@mercerint.com

European Contact
Shützengasse 32
8001 Zürich
Switzerland
Telephone: (41) 43 344 7070
Facsimile: (41) 43 344 7077

Vancouver Contact
400 Burrard Street
Suite 1790
Vancouver, BC V6C 3A6
Telephone: (604) 684 1099
Facsimile: (604) 684 1094

German Offices

Pulp Mills

Stendal Mill
Goldbecker Strasse 1
D-39596 Arneburg
Germany
Telephone: (49) 39321 55 100
Facsimile: (49) 39321 55 108

Rosenthal Mill
Hauptstraße 16
D-07365 Blankenstein
Germany
Telephone: (49) 3664 282 277
Facsimile: (49) 3664 222 604

Paper Mills

Dresden Papier
Telephone: (49) 3529 554 159
Facsimile: (49) 3529 518 204

Heidenau Mill
Pirnaer Straße 31-33
D 01809 Heidenau
Germany

Fährbrücke Mill
Werkstraße
D 08134 Langenbach
Germany

AUDITORS

Deloitte & Touche LLP
P.O. Box 49279
Four Bentall Centre
1055 Dunsmuir Street
Suite 2800
Vancouver, BC V7X 1P4

INVESTOR RELATIONS

Financial Dynamics
Wall Street Plaza
88 Pine, 32nd Floor
New York, New York
USA 10005
Telephone: (212) 850 5600
Facsimile: (212) 850 5790

TRANSFER AGENTS

Mellon Investor Services
85 Challenger Road
Ridgefield Park, New Jersey
USA 07660
Telephone: (800) 370 1163

Computershare Investor Services Inc.
100 University Avenue
9th Floor
Toronto, ON M5J 2Y1
Telephone: (800) 564 6253
Facsimile: (866) 249 7775

STOCK LISTINGS

NASDAQ
National Market
Trading Symbol: MERCS

Toronto Stock Exchange
Trading Symbol: MRI.U

INCORPORATION

Washington State, USA

MERCER HOME PAGE

mercerinternational.com



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